2002 ANNUAL REPORT




03056404

delivering more.









Insituform Technologies®, Inc.

mission

Insituform Technologies®, Inc. is a worldwide company specializing in the construction and rehabilitation of water, sewer and other difficult-to-access pipes using technologies that minimize or avoid digging and disruption.

financial highlights for the years ended december 31, 2002, 2001, 2000, 1999 and 1998

(in thousands, except per share data)	2002	2001	2000	1999	1998
Revenues	$ 480,358	$ 445,310	$ 409,434	$ 339,883	$ 300,958
Gross Profit	125,622	124,848	137,073	118,651	99.902
Operating Income	50,183	46,765	62,966	50,669	38,688
Net Income	22,691	24,868	34,906	25,983	17,887
Diluted Earnings Per Share:					
Income from Continuing Operations	$ 1.07	$ 0.93	$ 1.37	$ 1.00	$ 0.66
Net Income	$ 0.85	$ 0.92	$ 1.37	$ 1.00	$ 0.66

contents


insituform. more than before.

Insituform, the company, is often equated with Insituform®, the cured-in-place pipe rehabilitation technology. Today we are much more. We lead the industry with more trenchless technologies including tunneling, microtunneling, and pipebursting. By developing lower cost techniques, we are offering more value to communities faced with growing infrastructure needs and limited funds. We're also providing more solutions to a broader range of problems. By offering more, we're delivering more, and we're ready for more.

delivering more value.

WE'VE TAKEN A LEAD ROLE IN BOTH NEW CONSTRUCTION AND REHABILITATION OF PIPING SYSTEMS.

DEAR SHAREHOLDERS:

In 2002 our company faced the challenge of creating shareholder value in a period of slower growth and aggressive competition. Given these conditions, we continued to pursue our long-term strategy, but with more emphasis on reducing costs and maintaining the quality of our balance sheet.

Our expectations for growth during 2002 did not materialize. While the need for investment in infrastructure remains enormous (see insert), economic and political uncertainty have affected spending.

Our domestic cured-in-place pipe (CIPP) business experienced a second year of slower growth in 2002 and a continuation of price declines. CIPP revenues were up slightly from the prior year, while operating income fell. Pipebursting and other domestic trenchless rehab recorded a stronger year, with revenues up 16% and operating income up 86%. European revenues were flat, and operating income was down slightly, with strength in the Netherlands and Spain offset by weaknesses in France and the United Kingdom. Total Rehab revenues rose 2%, and operating income fell 3%. Our Tite Liner® business saw large revenue and profit drops in 2002, as all the sectors it serves - oil, gas and mining - were very weak.

Our year's brightest spot was our tunneling business, which experienced revenue growth of 76% and operating income growth of 111%. Strong growth in this market combined with good execution by our tunneling team produced excellent results. The acquisition of Elmore increased our strength in this business and added 42% to tunneling's revenue growth. It also brought with it the usual integration challenges and problem contracts, which we are working to resolve.

The overall result was an 18.6% increase in earnings per share, from $1.02 to $1.21, excluding restructuring charges and discontinued operations. These results are an improvement over 2001, but still fall well short of our peak earnings in 2000. Our reported EPS, after inclusion of restructuring charges and, more importantly, large losses in discontinued operations, fell from $0.92 to $0.85. Our return on equity, which we consider a key measure of financial performance, was only 8.7%. This is far short of our targets. Even without the discontinued operations, our ROE (after restructuring charges) was only 10.8% in 2002. Basically, we added a great deal of equity through the acquisition of Kinsel for stock. Now we need to grow that business substantially so that it does not dilute the satisfactory returns of our other operations.

JUST HOW BIG IS THE WATER AND WASTEWATER INFRASTRUCTURE MARKET?

It depends on who you ask. In November 2002, the U.S. Congressional Budget Office estimated that cities will need to spend between $24.6 billion and $41 billion a year for the next 20 years to maintain satisfactory services and meet clean water standards. The Water Infrastructure Network sides with the high-end estimate; the U.S. Environmental Agency leans toward the lower end. All agree, however, that projected expenditures will need to increase steadily in coming years, as communities work to maintain and replace deteriorating infrastructure, much of which is reaching the end of its useful life.



There is a bright side to our increased equity position. Having higher equity makes it easier for us to obtain bonding and insurance in a very difficult market, and that gives us a competitive advantage.

We believe the key to increasing our company's value is to further improve the competitiveness of our CIPP business, to continue our expansion into other trenchless technologies and to develop the magnitude of our tunneling business. We focused on these areas in 2002.

Improving Our Competitive Position in CIPP.

Pricing pressure on our domestic CIPP business continued in 2002. While the impact varies by location, average market price continues to decrease. In this environment, the direct cost advantages the company has created, and still seeks to extend, are not enough. We must also have a low overhead structure more like that of our pipebursting and tunneling businesses. In 2002 we made changes to our business processes that allowed us to reduce costs for information technology, selling and administration. The challenge now is to speed the transformation of our overhead structure without losing our competitive advantages.

Expanding the Scope of Our Trenchless Services.

CIPP accounted for 66% of our revenues in 2002. While very important to our future, it is just one part of our long-term strategy. As we focus on our customers' needs, we are evolving from a company that primarily rehabilitates pipe using a CIPP process to a trenchless technology provider that takes a lead role in both new construction and rehabilitation of piping systems using a variety of trenchless methods.

In 2002 worldwide revenues from trenchless services other than CIPP and tunneling/microtunneling grew 18% over 2001. Building on the acquisition of Kinsel Industries in 2001, we expanded our pipebursting and microtunneling activities. This business' dependence on a single, multi-year contract in Florida lessened as we grew elsewhere and built backlog in other locations.



New trenchless construction is a particularly important growth market for us, creating demand for our tunneling, microtunneling and directional drilling processes. The need for new sewer and water construction is not tied solely to commercial and residential expansion. For example, many municipalities across the country are struggling with combined sewer overloads. That is, their existing systems, which combine wastewater and storm water in a single pipeline, are becoming overloaded. Newer regulations require these water streams to be separated into two distinct systems, creating the need for construction of additional new pipelines and tunnels.

In 2002 we also introduced Insituform SP™ (Structural Panels), a new Insituform process that uses reinforced composite plastic panels that are fitted together inside a sewer taking the shape of the original host pipe. This new process expands our ability to rehabilitate large-diameter gravity sewers, as well as lines that change in size and shape.

Each of these initiatives is designed to broaden our overall scope, enabling us to offer our major customers a full spectrum of services and strengthen our overall competitive position with customers at all levels.

Developing Our Tunneling Business.

The tunneling market is growing rapidly, and we expect it to offer high growth opportunities in coming years. In 2002 we invested in new equipment and increased our management and technical resources to allow us to tackle larger projects.

In May, we acquired Elmore Pipe Jacking, Inc. of Lake View, Calif., a regional provider of tunneling, microtunneling, segmented lining and pipe jacking services. This business adds regional strength and broader capability to our tunneling business. When you combine the capabilities of our original Tunneling operation with the capacity added by our Kinsel and Elmore acquisitions, we now have one of the country's largest microtunneling operations.

A LOOK AHEAD

We have clear priorities for 2003. Planned cost reduction in the domestic CIPP operation will continue. We will increase our focus on safety through changes in process, increased training and heightened oversight. We have new leadership in place in Europe working to strengthen our operations there.

We're in a secure business with strong long-term opportunities. How well we do will ultimately depend on how well we execute our strategies and, in the short term, on municipal spending levels.

A.W.(Tony) Hooper
Chairman and Chief Executive Officer



In 2002 we elected to proceed slowly with the introduction of new CIPP technologies. In 2003 we intend to increase the pace somewhat, with more emphasis on taking these technologies to market and more investment in technology change within our manufacturing process.

In recent years, we have assigned increasing amounts of ancillary work to subcontractors. In 2003 we plan to self-perform more of this work, using our existing operations to support each other and invest in broader capability.

Increasing our ability to do design-build work is also part of our 2003 goals. With this project delivery method, we work with a design team under a single contract to deliver a completed project. Embraced by the private sector for many years, design-build is now appealing to cities with large or complex wastewater improvement programs.

It appeals to us as well, because contractor selection is based on qualifications and experience, rather than price alone. It also assures us early involvement with a project.

The areas I've just discussed – improving our CIPP business, growing other trenchless technologies and growing our business where opportunities exist – are things that we can control, at least to some extent. Some things – namely the U.S. and world economies – are much harder to pin down.

That's why we approach 2003 with caution. We will watch costs. We will continue to restrain our capacity except where backlog compels us to expand. We will look for opportunities for acquisitions that fit our strategy. If demand in 2003 is greater than anticipated, we will adjust our plans accordingly. We believe that controlling our fixed costs will make us more profitable whether we are dealing with increased growth or moderate demand.

We're in a good business with strong long-term opportunities. How well we do will ultimately depend on how well we execute our strategies and, in the short term, on municipal spending levels.

A.W.(Tony) Hooper
Chairman and Chief Executive Officer



more methods.

WE ARE NOW MANAGING LARGE, COMPLEX PROJECTS USING ALTERNATIVE DELIVERY METHODS.

The trenchless contracting industry has historically operated under the design-bid-build delivery mode, with construction contracts typically awarded to the lowest bidder. Such an approach makes sense on many everyday sewer repair projects. But large or complex wastewater or storm water improvement programs can benefit from alternative delivery systems, where contractor selection is based on qualifications and experience, rather than price alone.

To capitalize on these opportunities, we are pursuing more design/build and construction management at-risk contracts. Under such arrangements, we can have input on a project from Day One of its design and, in most cases, save the owner both time and money. We believe our early involvement in these projects creates a win-win situation for both parties.





more competitive:

A LOWER OVERHEAD STRUCTURE MAKES US MORE COMPETITIVE.

For years we have developed technologies we can use to create cost advantages. Our materials costs have trended downward as a result of engineering and technology changes. Improvements in our installation methods and equipment have lowered our direct costs, while information systems and training have helped increase our productivity. New products and enhancements to our existing products remain a cornerstone of our strategy.

More recently, we have also worked to lower our fixed support costs. Reducing overhead is even more important during times of slower growth. We see continued opportunities to reduce both direct and overhead costs – without sacrificing our competitive advantage. We shall continue to pursue them.



more opportunities.

WASTEWATER AND STORMWATER COLLECTION SYSTEM NEEDS ARE GROWING.

Over the past 20 years, U.S. communities spent $1 trillion on their collection systems. But that's still not enough to keep pace with infrastructure needs. One EPA study found water quality to be impaired in 44% of the assessed areas – often due to combined sewer overflows. Many of our pipe systems are also reaching the end of their useful lives. The EPA projects that the amount of pipe in this country classified as "poor" or worse will increase from 10 percent to 44 percent over the next 20 years – if systems are not renewed or replaced. What's more, population growth and geographic shifts are requiring rapid increases in system capacity in some parts of the country.[1]

The message is clear: the need for collection system rehabilitation and expansion is growing – and will continue to grow for the foreseeable future. We are positioning Insituform to take a larger role in whatever opportunities result.

[1] The Clean Water and Drinking Water Infrastructure Gap Analysis, published by the U.S. Environmental Protection Agency, September 2002


Robert

more solutions.

BY BUNDLING OUR SERVICES TOGETHER, WE CREATE COMPLETE SOLUTIONS TO OUR CUSTOMERS' NEEDS.

A collection system contains many parts: main lines, collector lines, service laterals, transmission and distribution mains, and more. While life cycles vary, it often happens that many system components reach the end of their useful lives at about the same time. Many communities, as a result, must undertake large-scale construction programs that combine multiple solutions when it's time to upgrade.

That's an important reason why we today offer more than a dozen different solutions to wastewater and storm water problems, each of which requires little or no digging and disruption. Looking forward, our intent is to increase the role we play in large renovation programs by bundling our services together into complete solutions. Our broadening scope of capabilities puts us in a good position to win large projects and deepen our relationships with our customers. In other words, if a community needs to build or reconstruct its collection system, we want to be a big part of it.





financial review.

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, 2000, 1999 AND 1998

financial highlights for the years ended december 31, 2002, 2001, 2000, 1999 and 1998

(in thousands, except per share data)	2002	2001	2000	1999	1998
Revenues	$ 480,358	$ 445,310	$ 409,434	$ 339,883	$ 300,958
Gross Profit	125,622	124,848	137,073	118,651	99.902
Operating Income	50,183	46,765	62,966	50,669	38,688
Net Income	22,691	24,868	34,906	25,983	17,887
Diluted Earnings Per Share:					
Income from Continuing Operations	$ 1.07	$ 0.93	$ 1.37	$ 1.00	$ 0.66
Net Income	$ 0.85	$ 0.92	$ 1.37	$ 1.00	$ 0.66

contents

manangement's discussion and analysis

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Insituform Technologies' revenues are derived primarily from installation of pipeline liners, replacement pipes and other contracting activities. Revenues are generated by the Company and its subsidiaries operating in the United States, Canada, France, the United Kingdom, the Netherlands, Belgium, Spain and Chile, and include royalties from unaffiliated licensees and sub-licensees. During the three years ended December 31, 2002, 2001 and 2000, approximately 65.5%, 69.8% and 74.0%, respectively, of the Company's consolidated revenues related to the Insituform CIPP Process.

The Company has three principal operating segments: rehabilitation, tunneling and TiteLiner. The segments were determined based upon the types of products sold by each segment and each is regularly reviewed and evaluated separately. See Note 15 to the Consolidated Financial Statements for additional segment information and disclosures.

RESULTS OF OPERATIONS

($ IN THOUSANDS)	2002	2001	2000
Revenues	$ 480,358	$ 445,310	$ 409,434
Gross Profit	125,622	124,848	137,073
Gross Profit Margin	26.2%	28.0%	33.5%
Selling, General and Administrative	68,049	66,955	68,825
Amortization Expense	1,433	7,001	5,282
Operating Income	50,183	46,765	62,966
Operating Income Percentage	10.4%	10.5%	15.4%

Consolidated revenues from continuing operations were $480.4 million, increasing 7.9% over 2001 revenues of $445.3 million due primarily to growth in the tunneling segment with additional contributions from rehabilitation. Increases in rehabilitation and tunneling revenues were partially offset by a $10.7 million decline in TiteLiner revenues. Gross profit increased by 0.6% to $125.6 million, although gross margins decreased from 28.0% to 26.2% in 2002 versus 2001 due to decreased gross profit margins in the rehabilitation segment. Selling, general and administrative expenses increased 1.6% to $68.0 million in 2002 due primarily to operating the Kinsel business for two more months in 2002 than in 2001 and the May 2002 purchase of Elmore Pipe Jacking, Inc. operations, the combined impact being a $2.7 million increase. The elimination of amortization expense related to goodwill beginning in 2002 positively impacted operating income. Goodwill amortization pre-tax was $6.2 million in 2001 and $3.8 million in 2000. After restructuring and intangible asset impairment charges of $2.5 million and $3.5 million in 2002, operating income was $50.2 million in 2002, representing an increase of 7.3% over 2001 operating income, which included a $4.1 million restructuring charge.

Consolidated revenues of $445.3 million in 2001 represented an 8.8% increase compared to 2000 revenues of $409.4 million due primarily to the acquisition of Kinsel in February 2001. Lower gross profit margins at Kinsel and a smaller gross profit margin in North American rehabilitation contributed to lower gross profit and gross margin levels in 2001 versus 2000. Selling, general and administrative expenses were $67.0 million, a decrease of 2.7% compared to $68.8 million in selling, general and administrative expenses in 2000. Amortization expense increased $1.7 million in 2001 due primarily to amortization of goodwill related to the Kinsel acquisition. The resulting operating income, which includes a $4.1 million restructuring charge, decreased 25.7% to $46.8 million in 2001 compared to $63.0 million in 2000.

In the third quarter of 2002, a Company crew had an accident on a cured-in-place pipe project in Des Moines, Iowa. Two workers died and five workers were injured in the accident. The Company fully cooperated with Iowa's state OSHA in the investigation of the accident as well as reviewed its own safety procedures. Included in the estimated cost associated with the accident are the Company's insurance policy deductible, estimated OSHA assessments, lost productivity from the temporary shutdown of two crews and time spent by all cured-in-place pipe process field crews in additional training. The total financial impact of the accident was estimated to be a $0.04 loss per diluted share in 2002.

REHABILITATION

($ IN THOUSANDS)	2002	2001	2000
Revenues	$ 377,674	$ 369,219	$ 325,773
Gross Profit	101,766	107,809	115,500
Gross Profit Margin	26.9%	29.2%	35.5%
Selling, General and Administrative	59,871	60,800	61,530
Amortization Expense	731	6,691	4,972
Operating Income	35,208	36,191	48,997
Operating Income Percentage	9.3%	9.8%	15.0%

Rehabilitation revenues increased 2.3% to $377.7 million in 2002 compared to 2001 rehabilitation revenues of $369.2 million due to growth in North American rehabilitation. North American rehabilitation revenues increased approximately 3.7% over 2001 due primarily to the impact of an additional two months of revenue from Kinsel in 2002 compared to 2001. European revenues were relatively flat in 2002 compared to 2001, falling 1.1% to $47.9 million on weak demand and poor project pricing, primarily in France.

Rehabilitation revenues for 2001 increased 13.3% over 2000 primarily as a result of incremental revenues of $47.0 million related to the Kinsel acquisition. Excluding the Kinsel acquisition, revenues in North American rehabilitation decreased $11.6 million or 4.1% to $269.9 million. The decrease in North America was a result of delays in job releases, pricing pressures and increased competition in several North American markets. Revenues in Europe increased $9.4 million or 24.1% to $48.4 million in 2001 compared to 2000 revenues of $39.0 million primarily as a result of growth and improvement in market conditions in Europe.

Gross profits for rehabilitation decreased 5.6% to $101.8 million in 2002 from $107.8 million in 2001. Gross profit margins also decreased to 26.9% from 29.2% over the same time period. Rehabilitation margins in both North America and Europe drove the decrease, with gross profit dollars eroding 1.6% and 25.7% in each region, respectively. Aggressive pricing in the northeastern United States combined with increased use of subcontractors were the primary causes for the North American decline while pricing pressure and a weak market, primarily in France, resulted in inefficient crew utilization and tighter margins in the European operations.

Gross profit margin for rehabilitation was 29.2% in 2001 versus 35.5% in 2000. The decrease in gross profit margins was primarily a result of lower utilization rates for work crews in North American operations, combined with more aggressive pricing as a result of increased competition in the marketplace. Also, operational capacity had been expanded in anticipation of revenue growth that did not materialize in 2001. Finally, the operations acquired from Kinsel contributed 22.1% of gross profit margin, which represents a lower margin base than typically achieved in the historical rehabilitation segment.

Selling, general and administrative expenses in the rehabilitation business unit were $59.9 million in 2002, a 1.5% decrease compared to 2001 selling, general and administrative expenses of $60.8 million. Selling, general and administrative expenses as a percentage of revenues decreased to 15.9% in 2002 from 16.5% in 2001. Although the decrease appears relatively minor, selling, general and administrative expenses for 2002 are inclusive of incentive compensation accruals not recognized in 2001 due to performance. Significant improvements were achieved in Europe in 2002 where initiatives to cut overhead intensified. Kinsel operations also experienced a decrease in selling, general and administrative expenses in 2002 in spite of two additional months of expense as they became more integrated into the overall cost structure of the Company.

Selling, general and administrative expenses for the Company's rehabilitation operations decreased 1.2% in 2001 from 2000 and to 16.5% of revenues in 2001 from 18.9% in 2000 primarily due to a significant reduction in incentive compensation and profit sharing expense, offset by the inclusion of selling, general and administrative expenses related to the operations acquired in the Kinsel acquisition. Additionally, at the time of the acquisition, the Kinsel operations had a lower cost structure than was typical for the rehabilitation segment.

Amortization expense decreased to $0.7 million in 2002 from $6.7 million in 2001 due to the elimination of goodwill amortization. The increase in amortization expense from $5.0 million in 2000 to $6.7 million in 2001 was from increased goodwill amortization resulting from the acquisition of Kinsel.

Rehabilitation operating income was $35.2 million in 2002, a 2.7% decrease compared to 2001 operating income of $36.2 million. Operating income includes $3.5 million of asset impairment charges and $2.5 million of restructuring charges in 2002, and $4.1 million of restructuring charges in 2001. The decrease is due primarily to the 2.3 percentage point decrease in gross margin percentage that the cessation of goodwill amortization in 2002 and improvements in administrative overhead costs could not offset.

Rehabilitation operating income for 2001 decreased 26.1% from 2000. The decrease in operating income was a result of the decrease in gross profit margin discussed above, increased amortization of goodwill related to the Kinsel acquisition and the restructuring charge of $4.1 million recorded in 2001.

The Company believes that cost control efforts initiated in 2002 make it well positioned to optimize benefits from future revenue growth. The Company plans to reduce operating activity in markets in the northeastern United States where pricing is unsatisfactory, but will continue its practice of operating in selected markets in regions where the operating environment is favorable. Plans for 2003 are to focus on moderate growth and become less dependent on cost control in order to meet margins. Research and development efforts will be focused more on improving existing products with regard to performance and cost, rather than the creation of new products. The Company expects to participate in bidding for any JEA projects put out for re-bid. See the "Backlog" section for additional information.

TUNNELING

($ IN THOUSANDS)	2002	2001	2000
Revenues	$ 86,297	$ 49,019	$ 46,866
Gross Profit	18,260	8,880	9,224
Gross Profit Margin	21.2%	18.1%	19.7%
Selling, General and Administrative	5,703	3,125	3,367
Amortization Expense	392	-	-
Operating Income	12,165	5,754	5,858
Operating Income Percentage	14.1%	11.7%	12.5%

Tunneling revenues increased 76.0% to $86.3 million in 2002 compared to $49.0 million in 2001. Elmore operations, newly acquired in 2002, contributed $20.7 million or approximately half of the total increase. The remaining increase is a result of the Company's strategic focus on further penetrating the tunneling market based on market opportunities recognized in 2001 and continuing in 2002.

Tunneling revenues for 2001 increased 4.6% compared to 2000, due primarily to market growth, which prompted the Company to concentrate on a growth strategy for the business unit.

Gross profit in 2002 was $18.3 million, a 105.6% increase compared to 2001 gross profit of $8.9 million. Elmore's contribution to gross profit was less significant than its revenue contributions. Gross profit margin increased to 21.2% in 2002 compared to 18.1% in 2001. The margin percentage increase is primarily a result of positive adjustments at the close out of some large jobs.

Gross profit margin for tunneling was 18.1% in 2001 versus 19.7% in 2000 despite slightly stronger revenues. Gross profit margin decreased during the year due to a change in mix to smaller lower margin projects from larger higher margin projects.

Selling, general and administrative expenses increased 82.5% to $5.7 million in 2002 compared to $3.1 million in 2001. Most of the increase was due to the acquisition of Elmore, with the remainder from additional incentive compensation and support costs for segment growth. Selling, general and administrative expenses as a percent of revenue increased to 6.6% in 2002 compared to 6.4% in 2001.

Selling, general and administrative expenses for tunneling decreased 7.2% to $3.1 million in 2001 from $3.4 million in 2000. Selling, general and administrative expenses decreased to 6.4% of revenues from 7.2% in 2000. The decline in selling, general and administrative expenses in total and as a percent of revenues was due to a reduction in incentive compensation and profit sharing expense and targeted cost reduction initiatives in 2001.

The tunneling segment recognized amortization expense for the first time in 2002 due to covenants not to compete acquired as part of the purchase of Elmore.

Based on a refinement of certain previous estimates reflected in the preliminary purchase price allocation for Elmore, goodwill was increased by $5.1 million during the fourth quarter of 2002. In addition to impacting goodwill, the result of the updated estimates decreased Elmore's beginning costs and estimated earnings in excess of billings amount by $3.9 million and increased beginning accrued expenses by $1.3 million. If these entries had not occurred, tunneling operating income would have been lower by $5.0 million. See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisition of Elmore.

Operating income was $12.2 million in 2002, a 111.4% increase over 2001 operating income of $5.7 million which reflects the factors discussed above.

Tunneling operating income decreased slightly in 2001 compared to 2000, primarily as a result of the decrease in gross profit margins discussed above.

The Company expects the tunneling business unit to continue growing in fiscal 2003, but at a more moderated pace than in 2002. The Affholder operations exceeded expectation in 2002, especially at the gross profit line where lower gross margin yields were originally expected. As tunneling operations, and more specifically, Elmore operations, continue to develop the market and are fully integrated into the overall consolidated structure, the Company expects efficiency gains at both the gross margin and operating income levels in the tunneling business unit and for tunneling to continue to grow in significance to the Company's consolidated financial results.

TITELINER

($ IN THOUSANDS)	2002	2001	2000
Revenues	$ 16,387	$ 27,072	$ 36,795
Gross Profit	5,596	8,159	12,349
Gross Profit Margin	34.1%	30.1%	33.6%
Selling, General and Administrative	2,475	3,030	3,928
Amortization Expense	310	310	310
Operating Income	2,810	4,820	8,111
Operating Income Percentage	17.1%	17.8%	22.0%

TiteLiner revenues in 2002 were $16.4 million, a 39.5% decrease from 2001 revenues due primarily to continued decreases in demand from mining services. The Company expects the increases in oil prices in latter 2002 and early 2003 to moderately increase the demand in Canadian operations as demand for this product in North America typically responds to oil price changes.

TiteLiner revenues for 2001 decreased 26.4% from 2000 primarily as a result of the completion of a large contract in South America in early 2001 which added approximately $13.0 million to revenues in 2000 versus $1.0 million in 2001. In addition, the United States and South American markets are geared towards large projects related to mining and thus fluctuate in tandem with mineral prices, especially copper. The price of copper and palladium were depressed, which resulted in a substantial decrease in projects relating to mining.

Gross profit was $5.6 million in 2002, a decrease of 31.4% compared to $8.2 million in gross profit in 2001. The decrease is almost solely based on the lower revenues in 2002 versus 2001. Gross profit margin increased, however, in 2002 to 34.1% due primarily to the favorable impact from closing out the large project in South America.

Gross profit margin for TiteLiner was 30.1% in 2001 compared to 33.6% in 2000. Lower mineral prices led to decreased revenues during 2001 placing pressure on overall unit capacity costs yielding lower gross profit margins.

Selling, general and administrative expenses were $2.5 million for TiteLiner in 2002, representing an 18.3% reduction compared to 2001 selling, general and administrative expenses of $3.0 million. Much of this improvement was the result of the scaling back of TiteLiner operational costs as well as a smaller allocation of corporate overhead to the business unit given the reduction in segment revenues. Selling, general and administrative expenses as a percentage of revenue increased to 15.1% in 2002 from 11.2% in 2001 due to lower revenues in 2002.

Selling, general and administrative expenses for TiteLiner decreased 22.9% in 2001 from 2000 primarily as a result of a reduction in incentive compensation and profit sharing expense and targeted cost reduction initiatives. Selling, general and administrative expenses increased in 2001 to 11.2% of revenues from 10.7% in 2000 due to decreased leverage of fixed costs over a lower revenue base.

Operating income for the TiteLiner business unit decreased 41.7% to $2.8 million in 2002, compared to $4.8 million in 2001 primarily as a function of the decreased demand experienced in the business unit over the past year.

TiteLiner's operating income for 2001 declined 40.6% compared to 2000, as a result of the decreases in revenues and gross profit margins previously discussed.

After experiencing declining demand in the TiteLiner segment in 2002, the Company achieved its goal of maintaining, or bettering, gross profit margins and reducing operating costs in the business unit. Thus, the impact at the operating income line for the segment was minimized. The Company now expects demand in the TiteLiner business unit to stabilize at or around the current rate throughout 2003, as there were signs of moderate strength in the final months of 2002 primarily due to increasing oil and petroleum product prices to which the demand for the TiteLiner product is sensitive.

SPECIAL CHARGES

The Company recorded two special charges in the third quarter of 2002. The first was a pre-tax charge of $2.5 million related to restructuring efforts. Of this amount, $1.3 million related to the elimination of 75 positions, primarily in administrative and overhead functions. An additional $1.2 million related to the write-down of information technology assets, lease cancellations, and disposal of certain identifiable fixed assets, primarily at the corporate level. As of December 31, 2002, the remaining liability related to the restructuring charge was $1.1 million, $0.8 million of which related to expected future severance costs. The Company expects the annualized benefit from this restructuring to be approximately $8.2 million before tax.

In the fourth quarter of 2001, the Company recorded a pre-tax restructuring charge of $4.1 million, $0.9 million of which related to the elimination of 112 company-wide positions specifically identified as of December 31, 2001. An additional $3.2 million of the charge related to asset write-downs, lease cancellations and other costs associated with the closure and consolidation of eight facilities in the United States and the disposal of the associated assets. The anticipated annualized pre-tax benefit of this restructuring effort is $9.0 million. See Note 5 to the Consolidated Financial Statements regarding restructuring costs.

The Company also took a charge in the third quarter of 2002 related to a write-down of intangible assets. The pre-tax charge totaled $3.5 million and related primarily to patents, trademarks, license and non-compete intellectual property assets that the Company deemed to be impaired based on recent business decisions and other circumstances. The asset write-down is expected to reduce amortization expense by approximately $0.5 million annually before tax. The impairment analysis was conducted in accordance with SFAS 144, "Accounting for the Disposal of Long-Lived Assets," which the Company early adopted in 2001. See Note 6 to the Consolidated Financial Statements regarding intangible asset impairment.

The Company is performing a strategic analysis on some facilities in the United States. Depending on the outcome of these evaluations, a further charge could be taken during 2003.

OTHER INCOME/EXPENSE

Interest expense was $7.9 million in 2002, a 15.3% decrease compared to 2001 interest expense of $9.3 million. The decrease is primarily a result of a reduction in borrowing levels in 2002 and lower variable interest rates attached to short-term borrowings.

Interest expense for 2001 compared to 2000 was relatively unchanged at $9.3 million. Although the Company made a scheduled $15.7 million payment on its Senior Notes, Series A (the "Senior Notes") in February 2001, the Company incurred additional debt of $12.2 million in the first quarter of 2001 as part of its acquisition of Kinsel.

Other income increased 32.3% to $3.1 million in 2002 primarily due to the $1.2 million gain on the sale of a real estate investment acquired with Kinsel. This represents a $0.8 million increase over other income of $2.3 million in 2001. Interest income decreased $0.3 million on lower interest rates on cash during 2002 compared to 2001. In 2001, other income decreased 38.1%, or $1.4 million, to $2.3 million from $3.7 million in 2000. This was primarily due to a decline of four percentage points in market rates of return on the Company's short-term investments.

INCOME TAXES

The Company's effective tax rate for 2002 decreased to 38.5% compared to 39.4% in 2001. This was primarily due to the Company's adoption of SFAS 142 as detailed in Note 8 to the Consolidated Financial Statements. This statement provides that goodwill should not be amortized but shall be tested for impairment annually, or more frequently, if circumstances indicate potential impairment. Management determined that there was no impairment to goodwill as of December 31, 2002 and therefore, no expense for goodwill through amortization or otherwise was recorded in 2002 for financial reporting purposes. The favorable effect on the rate as a result of the adoption of SFAS 142 was offset to some extent by a potential non-deductible OSHA penalty in relation to an Iowa job site accident.

The Company's effective tax rate was 39.4% in 2001 compared to 39.5% in 2000. This minor change was the result of two offsetting components. There was an increased effect of non-deductible goodwill as a result of the Kinsel acquisition which was offset by a reduction due to the favorable conclusion of outstanding tax examinations.

The effective tax rate was calculated consistent with the Company's belief that deferred tax assets will be fully realized in future periods. See Note 12 to the Consolidated Financial Statements regarding taxes on income.

MINORITY INTEREST AND EQUITY IN EARNINGS OF AFFILIATED COMPANIES

Minority interest in net income was $0.2 million in 2002, a 45.1% decrease from 2001 minority interest in net income of $0.3 million. Equity in earnings of affiliated companies decreased 26.3% to $0.8 million in 2002 compared to $1.1 million in 2001. The decrease primarily resulted from the discontinued affiliation with a joint venture partner in the third quarter of 2002.

Minority interest in net income decreased in 2001 to $0.3 million from $0.6 million in 2000. The decrease was due to the acquisition in 2001 of an additional 10% interest in Video Injection, and, in late 2000, the purchase of an additional 35% interest in Insituform France. Equity in earnings of affiliated companies increased 39.2% to $1.1 million in 2001 compared to $0.8 million in 2000.

DISCONTINUED OPERATIONS

During the fourth quarter of 2001, the Company made the decision to sell certain operations related to the Kinsel acquisition. At that time, the Company classified as discontinued the wastewater treatment plant, commercial construction and highway operations. For the 2002 fiscal year, discontinued operations generated a $5.9 million net loss. Although all of these operations were disposed of in 2002, under the terms of sale, the Company is still responsible for certain identified jobs. The few remaining jobs in process at December 31, 2002 are expected to be completed in 2003. See Note 16 to the Consolidated Financial Statements regarding subsequent events.

The Company completed the sale of the wastewater treatment plant construction operations effective January 1, 2002. The Company received $1.5 million in cash and a $2.0 million note for a total sale price of $3.5 million, resulting in a slight loss on the sale. In the first quarter of 2003, the Company received claims by the buyer of the wastewater treatment plant operations. See Note 16 to the Consolidated Financial Statements regarding subsequent events.

During the third quarter of 2002, the Company sold the heavy highway operations for $2.6 million in cash and $1.5 million in notes, resulting in a pre-tax gain of $1.5 million, or $0.9 million after-tax.

The Company completed the sale of certain contracts and assets of the highway maintenance operations during the fourth quarter of 2002 for $1.4 million in cash and $1.5 million in subordinated notes. The Company recognized no gain or loss on this sale.

The Company has assessed the valuation of amounts receivable in connection with these disposed operations and established appropriate reserves. Based on the expected reduction in net proceeds reflected by these reserves, the total after-tax gain on sale from these operations would have been $0.6 million. These sales comprised the disposition of all operations previously classified as discontinued. See Note 4 to the Consolidated Financial Statements for additional disclosure of discontinued operations.

NET INCOME/EARNINGS PER SHARE

Net income declined by 8.8% in 2002 to $22.7 million from $24.9 million in 2001. Net income in 2001 had decreased 28.8% from 2000 net income of $34.9 million. Return on revenue decreased in each of the last three years from 8.5% in 2000 to 5.6% in 2001 and 4.7% in 2002. Return on average stockholders' equity was 8.7%, 12.0%, and 23.0% in 2002, 2001, and 2000, respectively. The results include $5.9 million and $0.1 million in losses from discontinued operations in 2002 and 2001, respectively. These results also include the impact of a $2.5 million restructuring charge and $3.5 million intangible asset write-down in 2002 and a $4.1 million restructuring charge in 2001, all amounts before tax. There were no comparable charges in 2000.

Diluted earnings per share were $0.85 for 2002, down 7.6% compared to 2001 diluted earnings per share of $0.92. The restructuring charge and impairment charge in 2002 impacted diluted earnings per share by $0.06 and $0.08 per share respectively. Discontinued operations adversely impacted diluted earnings per share in 2002 by $0.22 per share.

Diluted earnings per share decreased 32.8% from $1.37 per share in 2000 to $0.92 per share in 2001. The restructuring charge and the effect of discontinued operations discussed above impacted diluted earnings per share by $0.10 per share. Diluted earnings per share were also favorably impacted by the repurchase of 249,500 shares of common stock in 2002 and 563,109 shares of common stock in 2001.

OUTLOOK

During 2002, management primarily focused on maintaining revenues with a more cost efficient infrastructure supporting the Company's operations. Management believes that the implementation of these cost reduction programs will better position the Company to take advantage of positive market conditions when the economy rebounds. Backlog remains strong in most business units and growth in the tunneling segment is expected to continue fueling overall moderate growth of the Company. Rehabilitation is expected to continue revenue growth at a slightly higher rate in 2003 compared to 2002 with the potential for some erosion of gross margin.

The Company expects the overall sales environment to remain challenging with regard to bidding and pricing. The impact, if any, of the war with Iraq is uncertain, although the current political situation could potentially disrupt and further soften the market for municipal contracts.

CRITICAL ACCOUNTING POLICIES

Discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the financial statement date. Actual results may differ from these estimates under different assumptions or conditions.

Some accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements.

REVENUE RECOGNITION - PERCENTAGE-OF-COMPLETION METHOD

The Company recognizes revenues and profit as construction and installation contracts progress using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. Under this method, estimated contract revenues and resulting gross profit margin are recognized based on actual costs incurred to date as a percentage of total estimated costs. The Company follows this method since reasonably dependable estimates of the revenues and costs applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Total estimated costs, and thus contract margin, are impacted by changes in productivity, scheduling, and the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing approvals, labor availability, governmental regulation and politics, may also affect the progress and estimated cost of a project's completion and thus the timing of margin and revenue recognition. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenues and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenues and profits. When current estimates of total contract costs indicate that the contract will result in a loss, the projected loss is recognized in full in the period in which the loss becomes evident. Revenues from change orders, extra work, variations in the scope of work and claims are recognized when realization is reasonably assured.

Many of the Company's contracts provide for termination of the contract at the convenience of the customer. In the event a contract would be terminated at the convenience of the customer prior to completion, the Company will typically be compensated for progress up to the time of termination and any termination costs. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met as the result of circumstances that are within the Company's control. Losses on terminated contracts and liquidated damages have historically not been significant.

RETAINAGE

Many of the contracts under which the Company performs work contain retainage provisions. Retainage refers to that portion of revenue earned by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. Historically, the Company has not experienced any material write-offs of retainage receivables. Retainage on active contracts is classified as a current asset regardless of the term of the contract. See Note 2 to the Consolidated Financial Statements regarding classification of current assets and current liabilities.

GOODWILL IMPAIRMENT

Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), the Company assesses recoverability of goodwill on an annual basis or when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Factors that could potentially trigger an impairment review include the following:

- significant underperformance of a segment or division relative to expected historical or projected future operating results;
- significant negative industry or economic trends; and
- significant changes in the strategy for a segment or division.

In accordance with the provisions of SFAS 142, the Company calculates the fair value of its reporting units and compares such fair value to the carrying value of the reporting unit to determine if there is any indication of goodwill impairment. The Company's reporting units consist of North American rehabilitation, European rehabilitation, tunneling, and TiteLiner. To calculate reporting unit fair value, the Company utilizes a discounted cash flow analysis based upon, among other things, certain assumptions about expected future operating performance. The Company typically engages a third-party valuation expert to assist in estimating reporting unit fair value. Estimates of discounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, changes to business models, changes in the Company's weighted average cost of capital, or changes in operating performance. An impairment charge will be recognized to the extent that the implied fair value of the goodwill balances for each reporting unit is less than the related carrying value.

DEFERRED INCOME TAX ASSETS

The Company provides for estimated income taxes payable or refundable on current year income tax returns as well as the estimated future tax effects attributable to temporary differences and carryforwards, in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 also requires that a valuation allowance be recorded against any deferred tax assets that are not likely to be realized in the future. This requires considerable judgment on the part of management to determine such realizability. The determination is based on the ability of the Company to generate future taxable income and, at times, is dependent on management's ability to implement strategic tax initiatives to ensure full utilization of recorded deferred tax assets. Should management not be able to implement the necessary tax strategies, the Company may need to record valuation allowances for certain deferred tax assets, including those related to foreign income tax benefits.

LONG-LIVED ASSETS

Property, plant and equipment, goodwill and other intangibles (primarily patents and covenants not to compete) are recorded at cost and, except for goodwill, are amortized on a straight-line basis over their estimated useful lives. Changes in circumstances such as technological advances, changes to the Company's business model or changes in the Company's capital strategy can result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of property, plant and equipment or its intangible assets should be shortened, the Company would depreciate the net book value in excess of the salvage value over its revised remaining useful life, thereby increasing depreciation expense.

Long-lived assets, including property, plant and equipment, and other intangibles, are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors the Company considers important which could trigger an impairment review include the following:

- significant underperformance in a region relative to expected historical or projected future operating results;
- significant changes in the use of the assets of a region or the strategy for the region;
- significant negative industry or economic trends;
- significant decline in the Company's stock price for a sustained period; and
- market capitalization is significantly less than net book value.

Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management makes estimates of the uncollectibility of the Company's accounts receivable. Management evaluates specific accounts where the Company has information that the customer may be unwilling or unable to pay the receivable in full. In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due in order to reduce the receivable to the amount that is expected to be collected. The specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. After all attempts to collect the receivable have failed, the receivable is written off against the reserve. Based on the information available, the Company believes that the allowance for doubtful accounts as of December 31, 2002 is adequate. However, no assurances can be given that actual write-offs will not exceed the recorded reserve.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased $0.7 million, or 1.0%, to $75.4 million at December 31, 2002 compared to $74.6 million in cash and cash equivalents at December 31, 2001. The cash balance at the end of 2002 includes $4.0 million of cash and cash equivalents restricted in various escrow accounts. Continuing operations contributed $25.3 million in operating cash flow to the Company, representing a 88.7% ratio versus income from continuing operations. Operating cash flow comprised the most significant portion of the Company's cash flow in the year ended December 31, 2002. Discontinued operations generated an additional $0.9 million in operating cash flow for overall operating cash flow of $26.2 million, down 24.8% from $34.8 million in operating cash flow for the year ended December 31, 2001. Working capital was $124.2 million at December 31, 2002, down 10.4% from the $138.7 million in working capital at December 31, 2001. Operating cash flow has historically been the most significant contributor to net cash flow and the Company expects this trend to continue into the foreseeable future.

The Company engaged in several acquisition and disposal activities that had significant effects on cash flow. Proceeds from the sale of fixed assets relate principally to $9.2 million received from a sale-leaseback arrangement on a tunnel boring machine. The same amount is reflected in capital expenditures for construction of the tunnel boring machine. Total capital expenditures used $21.8 million in cash during 2002, a 30.9% increase when compared to $16.6 million in capital expenditures during 2001. Other than the tunnel boring machine, capital expenditures were primarily to sustain the amount of equipment already in place in the rehabilitation segment, and additional expenditures necessary to fuel the growth experienced in the tunneling segment. The Company expended $8.5 million, net of cash acquired, for the purchase of Elmore and received $5.4 million in cash from the sale of discontinued operations. Additionally, the Company received $1.9 million in cash for the sale of a real estate investment that it owned.

Financing activities used $13.4 million in cash for the year ended December 31, 2002, an increase of 13.4% over $11.8 million in cash used for financing activities for the year ended December 31, 2001. The most significant use of cash was $20.9 million for the repayment of long-term debt, a majority of which is the regular annual payment of $15.7 million on the Company's Senior Notes, as well as the payoff of several capital leases related to operations at Kinsel. The annual payments on the Senior Notes are scheduled to run through 2007. The Company received $2.5 million in cash for the issuance of 205,280 shares of Company stock related to option exercises. In mid-1998, the Company authorized the repurchase of up to 2,700,000 shares of the Company's Common Stock to be made from time to time over five years in open market transactions. The amount and timing of purchases are dependent upon a number of factors, including the price and availability of the Company's shares, general market conditions and competing alternative uses of funds, and may be discontinued at any time. In October 1999, the Company increased the original authorization by an additional 2,000,000 shares of Common Stock through the period ending June 2003. In September 2001, the Company further increased the original authorization by an additional 1,000,000 shares of Common Stock. The Company expended $5.2 million to purchase 249,500 shares of treasury stock during 2002. As of December 31, 2002, the Company had purchased 3,809,615 shares of treasury stock for a cumulative purchase price of $72.6 million under the stock buyback plan. Option exercises and treasury stock purchases did not have a significant impact on earnings per share in 2002.

Receivables were $83.0 million at December 31, 2002, down 3.7% compared to $86.2 million at December 31, 2001. Costs and estimated earnings in excess of billings increased 54.6% to $36.7 million in 2002 from $23.7 million in 2001 primarily as a result of the rapid growth in the tunneling business unit where start-up costs at the beginning of large projects frequently cannot be billed until tunneling begins. The collection of installation receivables involves contractual provisions for retainage by the project owner, often 5% to 15% of the contract amount, which extends the collection process. The slow review processes often employed by the Company's municipal customers also further prolong collection. Retainage receivables increased from $21.3 million in 2001 to $23.7 million in 2002. In the United States, retainage receivables are generally received within one year after the completion of a contract. In Europe, collection of retainage receivables normally extends one to two years. The increase in net working capital in 2002 compared to 2001 was the primary reason for the $19.4 million decrease in operating cash flow in 2002 versus 2001. See Note 13 to the Consolidated Financial Statements regarding changes in operating assets.

The Company has entered into several contractual joint ventures in order to develop joint bids on contracts for its installation business, and for tunneling operations. In these cases, the Company could be required to complete the partner's portion of the contract if the partner is unable to complete its portion. The Company is at risk for any amounts for which the Company itself could not complete the work and for which a third party contractor could not be located to complete the work for the amount awarded in the contract. The Company has not experienced material adverse results from such arrangements. The Company continues to investigate opportunities for expanding its business through such structures.

At December 31, 2002, the Company had unused committed bank credit facilities under a credit agreement (the "Credit Agreement") totaling $18.8 million. The commitment fee paid per annum by the Company is 0.2% on the unborrowed balance. The interest rates under this facility vary and are based on the prime rate or LIBOR. As of December 31, 2002, the rate was 2.19%.

Effective March 27, 2003, the Company entered into a new three-year bank revolving credit facility to replace its expiring bank credit facility. This new facility provides the Company with borrowing capacity of up to $75 million. The quarterly commitment fee ranges from 0.2% to 0.3% per annum on the unborrowed balance depending on the leverage ratio determined as of the last day of the Company's preceding fiscal quarter. At the Company's option, the interest rates will be either (i) the LIBOR plus an additional percentage that varies from 0.75% to 1.5% depending on the leverage ratio or (ii) the higher of (a) the prime rate or (b) the federal funds rate plus 0.50%. As of March 27, 2003, the interest rate on the credit facility was 4.25% and the balance was $40.0 million.

The Company's Senior Notes, due February 14, 2007, bear interest, payable semi-annually in August and February of each year, at the rate per annum of 7.88%. Each year, from February 2003 to February 2006, inclusive, the Company will be required to make principal payments of $15.7 million, together with an equivalent payment at maturity. On December 31, 2002, the principal amount of Senior Notes outstanding was $78.6 million. The Senior Notes may be prepaid at the Company's option, in whole or in part, at any time, together with a make-whole premium. Upon specified change in control events each holder has the right to require the Company to purchase its Senior Note without any premium thereon.

The Senior Notes and the new bank credit facility obligate the Company to comply with certain financial ratios and restrictive covenants that, among other things, place limitations on operations and sales of assets by the Company or its subsidiaries, limit the ability of the Company to incur further secured indebtedness and liens and limit the ability of subsidiaries to incur indebtedness, and, in the event of default, limit the ability of the Company to pay cash dividends or to redeem its capital stock. The Senior Notes and the bank credit facility also obligate certain of the Company's domestic subsidiaries to guaranty these obligations. The Company was in compliance with all debt covenants at December 31, 2002.

The Company's Euro Note, due July 7, 2006, bears interest, payable quarterly in January, April, July, and October of each year, at the rate per annum of 5.5%. Each year until maturity, the Company will be required to make principal payments of $810 thousand for which currency fluctuations will have an effect on the U.S. dollar payment amount. On December 31, 2002, the principal amount of the Euro Note outstanding was Euro 3.2 million, or $3.4 million.

The Company expects to place additional unsecured senior notes in the maximum principal amount of $65 million with certain institutional investors through a private offering made by the Company during the second quarter of 2003. The Company believes it has adequate resources and liquidity to fund future cash requirements for working capital, capital expenditures and debt repayments with cash generated from operations, existing cash balances, additional short- and long-term borrowing (including the placement of the additional senior notes) and the sale of assets. The Company anticipates that operating cash flow will remain a significant portion of operational funding in the foreseeable future. For additional discussion of assets financed through operating leases and the capital commitments thereon, see Note 14 in the Notes to Consolidated Financial Statements.

The balance of cash and cash equivalents increased $10.5 million to $74.6 million at December 31, 2001 compared to $64.1 million at December 31, 2000. The cash balance at the end of 2001 includes $4.3 million of cash and cash equivalents restricted in various escrow accounts. Operating cash flow from continuing operations of $44.7 was 179.3% of net income from continuing operations and provided a majority of the Company's cash flow in the year ended December 31, 2001. Net operating cash flow for the year was $34.8 million. Historically, operating cash flow has been the largest source of available capital, by comparison providing $42.6 million in the year ended December 31, 2000. Working capital was $138.7 million at December 31, 2001 compared to $114.5 million at December 31, 2000.

Other significant sources of cash during 2001 were proceeds from short-term borrowings against the line of credit of $15.0 million and proceeds of $9.0 million from the sale of fixed assets, including a building due to the closure of an operating site and two tunneling machines. An additional $6.1 million was contributed from the issuance of common stock upon the exercise of options in 2001.

Cash was used in nearly equal amounts for investing and financing activities during 2001. Of the $16.6 million expended on capital, $6.6 million related to two tunneling machines for which the Company initially funded construction and were later leased back under an operating lease. The Company's financing activities in 2001 included $20.6 million of repayments on debt agreements, the largest of which was a $15.7 million scheduled principal payment on the Company's Senior Notes. These payments are scheduled in equal amounts through 2007. Repurchases under the Company's previously reported stock repurchase program were $12.2 million for the year to acquire 563,109 shares. The net effect of the Company's stock issuance and repurchases during 2001 did not have a significant impact on earnings per share in 2001.

Trade receivables, together with costs and estimated earnings in excess of billings and retainage under construction contracts, increased 15.4%, to $131.2 million, from $113.7 million at the end of 2000, primarily as a result of the acquisition of Kinsel, which added $13.7 million to receivables at the end of 2001. The collection of installation receivables involves contractual provisions for retainage by the project owner, often 5% to 15% of the contract amount, which extends the collection process. The slow review processes often employed by the Company's municipal customers also sometimes further prolong collections. In the United States, retainage receivables are generally received within one year after the completion of a contract.

At December 31, 2001, the Company had unused committed bank credit facilities under the Credit Agreement totaling $34.1 million. As of December 31, 2001, the interest rate on the facility was 4.75%. On December 31, 2001, the principal amount of Senior Notes outstanding was $94.3 million.

Capital expenditures in 2003 are expected to be used primarily to maintain the current amount of equipment in service for rehabilitation and for funding of growth needs in tunneling. The Company is in the process of evaluating various alternatives regarding modifications, upgrades and revisions to its manufacturing facilities. These changes could cost up to $5.6 million during 2003. For additional discussion of assets financed through operating leases and the capital commitments thereon, see Note 14 to the Consolidated Financial Statements.

In May 2002, the Company acquired Elmore, a regional provider of trenchless tunneling, microtunneling, segmented lining and pipe jacking services in the western United States for approximately $12.5 million. The acquisition was funded primarily through $8.5 million in cash, the settlement of debt owed by Elmore to the Company, and the assumption of additional liabilities.

In February 2001, the Company acquired Kinsel, a trans-regional provider of pipebursting and other sewer rehabilitation services, for approximately $80.0 million. The acquisition was funded primarily through issuance of 1,847,165 shares of the Company's common stock from treasury, cash and the issuance of a $5.4 million note to the seller.

In February 2000, the Company acquired the rights to the Insituform CIPP Process and NuPipe Process for the states of New York and New Jersey, through the purchase of all of the shares of the capital stock of Insituform Metropolitan, Inc. and the operating assets of certain of its affiliates. At closing, the Company paid the sellers an aggregate of $5.0 million in cash, in addition to assuming operating liabilities of the acquired business. In July 2000, Insituform Italia s.r.l., a newly formed joint venture of the Company and Per Aarsleff A/S, acquired Italcontrolli Nord s.r.l., the Insituform CIPP Process licensee in Italy, for $1.2 million. During 2001, the Company acquired the remaining 50% ownership of K-Insituform, N.V., its joint venture in Belgium, for approximately $0.3 million, along with the remaining 33% ownership of Insituform France, S.A., for approximately $0.8 million.

DISCLOSURE OF FINANCIAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company has entered into various financial obligations and commitments in the course of its ongoing operations and financing strategies. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease agreements. These obligations may result from both general financing activities as well as from commercial arrangements that are directly supported by related revenue-producing activities. Commercial commitments represent contingent obligations of the Company, which become payable only if certain pre-defined events were to occur, such as funding financial guarantees. See Note 14 to the Consolidated Financial Statements for additional disclosure of financial obligations and commercial commitments.

The following table provides a summary of the Company's financial obligations and commercial commitments as of December 31, 2002 (in thousands). This table includes cash obligations related to principal outstanding under existing debt arrangements and operating leases.

PAYMENTS DUE BY PERIOD

Cash Obligations*	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt**	$ 90,374	$23,360	$17,377	$17,007	$16,764	$15,822	$ 44
Line of credit facility	26,000	26,000	-	-	-	-	-
Operating Leases	44,472	13,531	9,386	6,062	4,470	3,952	7,071
Total Contractual Cash Obligations	$160,846	$62,891	$26,763	$23,069	$21,234	$19,774	$7,115

*Cash obligations herein are not discounted and do not include related interest. See Notes 9 and 14 to the Consolidated Financial Statements regarding long-term debt and commitments and contingencies, respectively.

**The Company expects to place additional unsecured senior notes in the maximum principal amount of $65 million with certain institutional investors through a private offering made by the Company during the second quarter of 2003.

MARKET RISK

The Company is exposed to the effect of interest rate changes and foreign currency fluctuations. Due to the immateriality of potential impacts from changes in these rates, the Company does not use derivative contracts to manage these risks.

INTEREST RATE RISK

The fair value of the Company's cash and short-term investment portfolio at December 31, 2002 approximated carrying value. Given the short-term nature of these instruments, market risk, as measured by the change in fair value resulting from a hypothetical 10% change in interest rates, is not material.

The Company's objectives in managing exposure to interest rate changes are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, the Company maintains fixed rate debt as a percentage of its net debt in a percentage range set by policy. The fair value of the Company's long-term debt, including current maturities and the amount outstanding on the line of credit facility, was estimated to be $118.2 million at December 31, 2002, and exceeded carrying value by $1.8 million. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the Company's debt specific borrowing rates at December 31, 2002, or $3.9 million.

FOREIGN EXCHANGE RISK

The Company operates subsidiaries, and is associated with licensees and affiliates operating solely in countries outside of the United States, and in currencies other than the U.S. dollar. Consequently, these operations are inherently exposed to risks associated with fluctuation in the value of the local currencies of these countries compared to the U.S. dollar. At December 31, 2002, approximately $3.5 million of financial instruments, primarily long-term debt, were denominated principally in Euros. The effect of a hypothetical adverse change of 10% in year-end exchange rates (a strengthening of the U.S. dollar) is immaterial and would be largely offset by cash activity.

OFF-BALANCE SHEET ARRANGEMENTS

The Company uses various structures for the financing of operating equipment, including borrowing, operating and capital leases, and sale-leaseback arrangements. All debt, including the discounted value of future minimum lease payments under capital lease arrangements, is presented in the balance sheet. The Company's commitments under operating lease arrangements were $44.5 million at December 31, 2002. The Company also has exposure under performance guarantees by contractual joint ventures and indemnification of its bonding agent and licensees. However, the Company has never experienced any material adverse effects to financial position, results of operations or cash flows relative to these arrangements. The Company has no other off-balance sheet financing arrangements or commitments. See Note 14 in the Notes to Consolidated Financial Statements regarding commitments and contingencies.

EFFECTS OF TRANSACTIONS WITH RELATED AND CERTAIN OTHER PARTIES

Affholder, Inc. ("Affholder"), the Company's wholly-owned subsidiary that comprises a portion of the tunneling segment, leased five cranes from A-Y-K-E Partnership as of March 15, 2003. A-Y-K-E is a partnership that is controlled by Robert W. Affholder, the Company's Senior Executive Vice President and a member of the Company's board of directors. During the year ended December 31, 2002, Affholder paid A-Y-K-E $600,000 pursuant to equipment leases. This amount represents 10.4% of all lease payments made by Affholder during 2002 and 4.4% of all lease payments made by the Company in 2002.

Affholder owns, or leases under long-term operating leases with third party leasing companies, several pieces of tunneling equipment, including cranes and tunnel boring machines. From time to time for specific projects, Affholder will lease additional equipment from a variety of sources, including A-Y-K-E. A-Y-K-E owns various pieces of equipment that are used in the tunneling industry, including cranes and tunnel boring machines. The cranes that are currently under lease are leased under separate lease agreements on terms that are substantially similar to, or better than, those otherwise available to Affholder in the market. The leases are terminable upon 30 days' prior notice by either party. During 2002, A-Y-K-E leased equipment only to Affholder. At Affholder's discretion, Affholder may sublease the cranes to third parties and retain any profit generated from the sublease.

NEW ACCOUNTING PRONOUNCEMENTS

For a discussion of new accounting pronouncements, see Note 2 to the Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

This Annual Report contains various forward-looking statements that are based on information currently available to management and on management's beliefs and assumptions. When used in this document, the words "anticipate," "estimate," "believes," "plans," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Such statements are subject to risks and uncertainties. The Company's actual results may vary materially from those anticipated, estimated or projected due to a number of factors, such as the competitive environment for the Company's products and services, the geographical distribution and mix of the Company's work, the timely award or cancellation of projects, political circumstances impeding the progress of work and other factors set forth in reports and other documents filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume a duty to update forward-looking statements. Please use caution and do not place reliance on forward-looking statements.

consolidated statements of income

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

(In thousands, except per share amounts)	2002	2001	2000
REVENUES	$ 480,358	$ 445,310	$ 409,434
COST OF REVENUES	354,736	320,462	272,361
GROSS PROFIT	125,622	124,848	137,073
SELLING, GENERAL AND ADMINISTRATIVE	68,049	66,955	68,825
AMORTIZATION EXPENSE	1,433	7,001	5,282
RESTRUCTURING CHARGES (Note 5)	2,458	4,127	-
IMPAIRMENT CHARGE (Note 6)	3,499	-	-
OPERATING INCOME	50,183	46,765	62,966
OTHER (EXPENSE) INCOME:			
Interest expense	(7,911)	(9,339)	(9,347)
Other	3,055	2,309	3,732
TOTAL OTHER EXPENSE	(4,856)	(7,030)	(5,615)
INCOME BEFORE TAXES ON INCOME	45,327	39,735	57,351
TAXES ON INCOME	17,451	15,653	22,647
INCOME BEFORE MINORITY INTERESTS, EQUITY IN EARNINGS AND DISCONTINUED OPERATIONS	27,876	24,082	34,704
MINORITY INTERESTS	(150)	(273)	(610)
EQUITY IN EARNINGS OF AFFILIATED COMPANIES	834	1,131	812
INCOME FROM CONTINUING OPERATIONS	28,560	24,940	34,906
LOSS FROM DISCONTINUED OPERATIONS, net of tax benefits of $3,674 and $47, respectively	(5,869)	(72)	-
NET INCOME	$ 22,691	$ 24,868	$ 34,906
EARNINGS PER SHARE OF COMMON STOCK AND COMMON STOCK EQUIVALENTS:			
Basic:			
Income from continuing operations	$ 1.08	$ 0.94	$ 1.41
Loss from discontinued operations	(0.22)	-	-
Net Income	$ 0.86	$ 0.94	$ 1.41
Diluted:			
Income from continuing operations	$ 1.07	$ 0.93	$ 1.37
Loss from discontinued operations	(0.22)	-	-
Net Income	$ 0.85	$ 0.92	$ 1.37

The accompanying notes are an integral part of the financial statements.

consolidated balance sheets

AS OF DECEMBER 31, 2002 AND 2001

(In thousands, except share information)	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents, including restricted cash of $3,985 and $4,262, respectively	$ 75,386	$ 74,649
Receivables, net	82,962	86,191
Retainage	23,726	21,327
Costs and estimated earnings in excess of billings	36,680	23,719
Inventories	12,402	13,712
Prepaid expenses and other assets	13,586	8,135
Assets held for disposal	7,909	32,034
Total current assets	252,651	259,767
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation	71,579	68,547
OTHER ASSETS:		
Goodwill	131,032	117,251
Other assets	17,751	18,057
Total other assets	148,783	135,308
Total assets	$ 473,013	$ 463,622
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt and line of credit	$ 49,360	$ 35,218
Accounts payable and accrued expenses	69,776	68,302
Billings in excess of costs and estimated earnings	5,992	8,057
Liabilities related to discontinued operations	3,293	9,471
Total current liabilities	128,421	121,048
LONG-TERM DEBT, less current maturities	67,014	88,853
OTHER LIABILITIES	3,530	2,039
Total liabilities	198,965	211,940
MINORITY INTERESTS	1,430	1,555
COMMITMENTS AND CONTINGENCIES (Note 14)		
STOCKHOLDERS' EQUITY:		
Preferred stock, undesignated, $.10 par – shares authorized 2,000,000; none outstanding	-	-
Common stock, $.01 par – shares authorized 60,000,000; shares issued 28,776,438 and 28,571,158; shares outstanding 26,558,165 and 26,602,385	288	286
Additional paid-in capital	132,820	129,651
Retained earnings	194,803	172,112
Treasury stock – 2,218,273 and 1,968,773 shares	(49,745)	(44,563)
Accumulated other comprehensive loss	(5,548)	(7,359)
Total stockholders' equity	272,618	250,127
Total liabilities and stockholders' equity	$ 473,013	$ 463,622

The accompanying notes are an integral part of the financial statements.

consolidated statements of stockholders' equity

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands, except number of shares)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount						
BALANCE, December 31, 1999	27,787,862	$ 278	$ 74,809	$ 112,338	$ (45,118)	$ (3,704)	$ 138,603	
Net income	-	-	-	34,906	-	-	34,906	$ 34,906
Issuance of common stock upon exercise of options, including income tax benefit of $2,295	364,708	4	7,125	-	-	-	7,129	-
Common stock repurchased	-	-	-	-	(13,360)	-	(13,360)	-
Foreign currency translation adjustment	-	-	-	-	-	(1,988)	(1,988)	(1,988)
Total comprehensive income	-	-	-	-	-	-	-	$ 32,918
BALANCE, December 31, 2000	28,152,570	$ 282	$ 81,934	$ 147,244	$ (58,478)	$ (5,692)	$ 165,290	
Net income	-	-	-	24,868	-	-	24,868	$ 24,868
Issuance of common stock upon exercise of options, including income tax benefit of $2,209	418,588	4	8,257	-	-	-	8,261	-
Issuance of common stock pursuant to acquisition	-	-	39,460	-	26,133	-	65,593	-
Common stock repurchased	-	-	-	-	(12,218)	-	(12,218)	-
Foreign currency translation adjustment	-	-	-	-	-	(1,667)	(1,667)	(1,667)
Total comprehensive income	-	-	-	-	-	-	-	$ 23,201
BALANCE, December 31, 2001	28,571,158	$ 286	$ 129,651	$ 172,112	$ (44,563)	$ (7,359)	$ 250,127	
Net income	-	-	-	22,691	-	-	22,691	$ 22,691
Issuance of common stock upon exercise of options, including income tax benefit of $654	205,280	2	3,169	-	-	-	3,171	-
Common stock repurchased	-	-	-	-	(5,182)	-	(5,182)	-
Foreign currency translation adjustment	-	-	-	-	-	1,811	1,811	1,811
Total comprehensive income	-	-	-	-	-	-	-	$ 24,502
BALANCE, December 31, 2002	28,776,438	$ 288	$ 132,820	$ 194,803	$ (49,745)	$ (5,548)	$ 272,618	

The accompanying notes are an integral part of the financial statements.

consolidated statements of cash flows

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands)	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 22,691	$ 24,868	$ 34,906
Loss from discontinued operations	5,869	72	-
Income from continuing operations	28,560	24,940	34,906
Adjustments to reconcile net income to net cash provided by operating activities, excluding the effects of acquisitions -			
Depreciation	14,397	14,382	13,398
Amortization	1,433	7,001	5,282
Gain on sale of investment	(1,225)	-	-
Other	227	1,425	(2,417)
Asset impairment charge	3,499	-	-
Restructuring charges	2,458	4,127	-
Deferred income taxes	(4,364)	891	1,057
Changes in operating assets and liabilities, net of purchased businesses (Note 13)	(19,657)	(8,051)	(9,603)
Net cash provided by operating activities of continuing operations	25,328	44,715	42,623
Net cash provided (used) by operating activities of discontinued operations	853	(9,879)	-
Net cash provided by operating activities	26,181	34,836	42,623
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(21,782)	(16,638)	(30,208)
Proceeds from sale of fixed assets	10,503	9,048	-
Proceeds from sale of investment	1,920	-	-
Net proceeds from sale of businesses (discontinued operations)	5,430	-	-
Purchases of businesses, net of cash acquired	(8,459)	(1,878)	(7,032)
Other investing activities	(960)	(2,147)	1,476
Net cash used in investing activities	(13,348)	(11,615)	(35,764)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	2,517	6,052	4,834
Purchases of treasury stock	(5,182)	(12,218)	(13,360)
Proceeds from long-term debt	-	-	660
Principal payments on long-term debt	(20,938)	(20,611)	(2,765)
Increase in notes payable	10,246	14,995	542
Net cash used in financing activities	(13,357)	(11,782)	(10,089)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,261	(897)	(846)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	737	10,542	(4,076)
CASH AND CASH EQUIVALENTS, beginning of year	74,649	64,107	68,183
CASH AND CASH EQUIVALENTS, end of year	$ 75,386	$ 74,649	$ 64,107
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for-			
Interest	$ 7,828	$ 9,652	$ 9,217
Income taxes	17,591	15,121	18,512
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of common stock pursuant to acquisition	$ -	$ 65,593	$ -
Issuance of note payable pursuant to acquisition	$ -	$ 5,350	$ -

The accompanying notes are an integral part of the financial statements.

notes to consolidated financial statements

1. DESCRIPTION OF BUSINESS:

Insituform Technologies, Inc. (a Delaware corporation) *and subsidiaries (collectively, the "Company") is a worldwide* provider of proprietary trenchless technologies for the rehabilitation and improvement of sewer, water, gas and industrial pipes. The Company's primary technology is the Insituform® process, a proprietary "cured-in-place" pipeline rehabilitation process (the "Insituform CIPP Process"). Pipebursting is a non-proprietary trenchless method of dilating and replacing an old pipeline with a new plastic pipe. The microtunneling process is a non-proprietary method of drilling a new tunnel from surface operated equipment. Sliplining is a non-proprietary method used to push or pull a new "TiteLiner") process is a proprietary method of lining steel lines with a corrosion and abrasion resistant pipe. The Company also engages in tunneling used in the installation of new underground services.

2. SUMMARY OF ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, the most significant of which includes a 75%-owned United Kingdom subsidiary, Insituform Linings Plc. and an 89.6%-owned French subsidiary, Video Injection, S.A. For contractual joint ventures, the Company recognizes revenue and profits on its portion of the contract. All intercompany transactions and balances have been eliminated.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

At December 31, 2002, the Company has two active stock-based *compensation plans, which are described in Note 10. The Company* applies the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for those plans. No stock-based compensation expense was reflected in the 2002, 2001, or 2000 net income as all options granted during those years had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based compensation (in thousands, except share data):

	2002	2001	2000
Net income – as reported	$ 22,691	$ 24,868	$ 34,906
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(6,080)	(5,710)	(3,576)
Pro forma net income	$ 16,611	$ 19,158	$ 31,330
Basic earnings per share:			
As reported	$ 0.86	$ 0.94	$ 1.41
Pro forma	0.63	0.72	1.26
Diluted earnings per share:			
As reported	0.85	0.92	1.37
Pro forma	0.62	0.71	1.23

For SFAS 123 disclosure purposes, the weighted average fair value of stock options is required to be based on a theoretical option-pricing model such as the Black-Scholes method. In actuality, because the *Company's employee stock options are not traded on an exchange* and are subject to vesting periods, the disclosed fair value represents only an approximation of option value based solely on historical performance. Beginning in 2000, the Company decided to increase the alignment of key employee goals and shareholder objectives by increasing the relative value of variable compensation. Recent stock market volatility has increased the fair value of options granted. The above factors, coupled with the Company's three-year vesting period on options, has caused an increase in the theoretical value of stock option compensation in each of the years presented.

REVENUES

Revenues include construction and installation revenues that are recognized using the percentage-of-completion method of accounting in the ratio of costs incurred to estimated final costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. At December 31, 2002, there are no significant provisions for expected losses on contracts. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is reasonably assured.

RESEARCH AND DEVELOPMENT

The Company expenses research and development costs as incurred. Research and development costs of $2.0 million, $2.3 million and $2.4 million for the years ended December 31, 2002, 2001 and 2000, respectively, are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

TAXES ON INCOME

The Company provides for estimated income taxes payable or refundable on current year income tax returns as well as the estimated future tax effects attributable to temporary differences and carryforwards, based upon enacted tax laws and tax rates, and in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 also requires that a valuation allowance be recorded against any deferred tax assets that are not likely to be realized in the future.

EARNINGS PER SHARE

Earnings per share have been calculated using the following share information:

	2002	2001	2000
Weighted average number of common shares used for basic EPS	26,533,541	26,427,276	24,834,413
Effect of dilutive stock options and warrants	198,221	495,996	705,751
Weighted average number of common shares and dilutive potential common stock used in diluted EPS	26,731,762	26,923,272	25,540,164

CLASSIFICATION OF CURRENT ASSETS AND CURRENT LIABILITIES

The Company includes in current assets and current liabilities certain amounts realizable and payable under construction contracts which may extend beyond one year. The construction periods on projects undertaken by the Company generally range from 1 to 24 months.

CASH AND CASH EQUIVALENTS

The Company classifies highly liquid investments with original maturities of 90 days or less as cash equivalents. Recorded book values are reasonable estimates of fair value for cash and cash equivalents. Restricted cash consists of payments from certain identifiable customers placed in escrow in lieu of retention in case of potential issues regarding future job performance by the Company. Restricted cash is similar to retainage and is therefore classified as a current asset, consistent with the Company's policy on retainage below. At December 31, 2002 and 2001, restricted cash totaled $4.0 million and $4.3 million, respectively.

RETAINAGE

Many of the contracts under which the Company performs work contain retainage provisions. Retainage refers to that portion of revenue earned by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. Retainage on active contracts is classified as a current asset regardless of the term of the contract. Retainage is normally collected within one year of the completion of a contract, although collection can take up to two years in Europe. See Note 7 regarding costs and estimated earnings on uncompleted contracts.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management makes estimates of the uncollectibility of accounts receivable. The Company records a reserve for specific accounts to reduce receivables, including retainage, to the amount that is expected to be collected. The specific reserves are reevaluated and adjusted as additional information is received. After all attempts to collect the receivable have failed, the receivable is written off against the reserve.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. Actual cost is usec to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value work-in-process, finished goods and construction materials. Standard cost includes direct labor, raw materials, and manufacturing overhead based on practical capacity.

LONG-LIVED ASSETS

Property, plant and equipment, and other intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset value is written down to its fair value. See Notes 4 and 6 regarding discontinued operations and asset impairment.

GOODWILL

Prior to 2002, the Company amortized goodwill over periods of 15 to 25 years on the straight-line basis. SFAS 142, which was adopted by the Company on January 1, 2002, provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment. The Company recognized no amortization expense in 2002, nor was any goodwill identified as impaired based on management's transitional and annual impairment analyses performed during 2002. Amortization expense related to goodwill for the years ended December 31, 2001 and 2000 was $6.2 million and $3.8 million pre-tax, respectively. See Note 8 regarding acquired intangible assets and goodwill.

TREASURY STOCK

Treasury stock is accounted for at acquisition cost.

FOREIGN CURRENCY TRANSLATION

Results of operations for foreign entities are translated using the average exchange rates during the period. Current assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date, and the related translation adjustments are reported as a separate component of stockholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which was adopted by the Company as of January 1, 2003. SFAS No. 143 did not have a material impact on the consolidated financial statements upon adoption.

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires an entity to recognize, and measure at fair value, a liability for costs associated with an exit or disposal activity in the period in which the liability is incurred. SFAS 146 supercedes Emerging Issues Task Force Issue ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has adopted the provisions of SFAS 146 effective January 1, 2003. There was no material impact upon adoption.

In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued along with expanded disclosures of warranty reserves. It also requires that a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of the guarantee. This interpretation incorporates the guidance in FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Adoption of FIN 45 did not have a material impact on the consolidated financial statements. See Note 14 regarding commitments and contingencies.

In December 2002, FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" and allows two alternative methods of transition for a voluntary change to the more preferable fair value based method of accounting for stock-based employee compensation. These methods avoid the ramp-up effect arising from prospective application of the fair value based method. The Statement also amends APB Opinion No. 28, "Interim Financial Reporting," and requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the fair value based method of accounting and requires the inclusion of the disclosure in financial reports for interim periods. SFAS 148 is effective for interim and year-end financial statements for fiscal years ending after December 15, 2002. As previously disclosed, the Company will continue to account for stock compensation pursuant to APB 25. However, it has adopted the disclosure provisions of FAS 148.

In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses the reporting and consolidation of variable interest entities as they relate to a business enterprise. This interpretation incorporates and supercedes the guidance set forth in ARB No. 51, "Consolidated Financial Statements." It requires the consolidation of variable interests into the financial statements of a business enterprise if that enterprise holds a controlling financial interest via other means than the traditional voting majority. The disclosure requirements of FIN 46 are effective immediately for variable interest entities created after January 31, 2003 and thereafter, or the first reporting period after June 15, 2003 for variable interest entities for which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The Company does not expect that the adoption of FIN 46 will have a material impact on its future consolidated financial statements.

3. BUSINESS ACQUISITIONS:

On May 1, 2002, the Company acquired the business and certain assets and liabilities of Elmore Pipe Jacking, Inc. ("Elmore") for approximately $12.5 million. Elmore was a regional provider of trenchless tunneling, microtunneling, segmented lining and pipe jacking services in the western U.S. The purchase price included $8.5 million in cash, settlement of $2.3 million of debt owed by Elmore to the Company, and the assumption of an additional $1.7 million of liabilities, of which $0.2 million was interest-bearing and the remainder, including covenants not to compete, owed to the former owners of the Elmore assets. The purchase price was allocated to assets acquired and liabilities assumed based on their respective fair values at the date of acquisition and resulted in goodwill of $8.9 million. The Company's results reflect the operating of Elmore's former assets from the date of acquisition. The Elmore acquisition added $20.7 million of revenues, $1.0 million of operating income, and $0.6 million of net income in the tunneling segment for the period from May 1, 2002 through December 31, 2002. Pro forma information is immaterial and has not been presented relative to the Elmore acquisition.

On February 28, 2001, the Company acquired 100% of the stock of Kinsel Industries, Inc. ("Kinsel") and an affiliated company, Tracks of Texas, Inc. ("Tracks"). Kinsel had operations in pipebursting, microtunneling, wastewater treatment plant construction, commercial construction and highway construction and maintenance. Tracks was a real estate and construction equipment leasing company that primarily leased equipment to Kinsel. The purchase price was approximately $80 million, paid in a combination of cash, a $5.4 million note to the seller and 1,847,165 shares of the Company's common stock valued at $35.51 per share. The transaction was accounted for by the purchase method of accounting, and accordingly, their results are included in the Company's consolidated income statement from the date of acquisition. The purchase price was allocated to assets acquired and liabilities assumed based on their respective fair value at the date of acquisition and resulted in goodwill of $61.2 million. There are no contingent payments, options, or commitments in connection with the acquisition. The Company subsequently decided to sell off portions of Kinsel that did not fit the Company's overall business strategy. In March 2003, the Company settled various claims against the former shareholders of Kinsel. See Note 16 for further discussion on the settlement. See Note 4 regarding discontinued operations.

The following unaudited pro forma summary presents information as if Kinsel and Tracks had been acquired as of January 1, 2000. The pro forma amounts include certain adjustments, primarily to recognize depreciation and amortization, including amortization of goodwill, based on the allocated purchase price of Kinsel and Tracks assets, and do not reflect any benefits from economies which might be achieved from combining operations. The unaudited pro forma information has been presented for comparative purposes and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies (in thousands, except per share amounts).

For the year ended December 31, (unaudited)	2001	2000
Revenues	$ 454,923	$ 441,756
Income from continuing operations	25,398	35,338
Loss from discontinued operations	(843)	(550)
Net income	24,555	34,788
Earnings (loss) per share:		
Basic		
Income from continuing operations	0.96	1.32
Loss from discontinued operations	(0.03)	(0.02)
Net income	0.93	1.30
Diluted		
Income from continuing operations	0.94	1.29
Loss from discontinued operations	(0.03)	(0.02)
Net income	0.91	1.27

During the third quarter of 2000, the Company acquired the remaining 50% ownership of Insituform Belgium N.V. (formerly known as K-Insituform N.V.), its joint venture in Belgium, for approximately $0.3 million, along with the remaining 33% ownership in Insituform France, S.A., for approximately $0.8 million. In addition, in July 2000, the Company completed its acquisition of 50% of Italcontrolli-Insituform S.r.l. (formerly known as Italcontrolli Nord S.r.l.), its licensee in Italy, for approximately $1.2 million. There was no material goodwill resulting from these acquisitions.

In February 2000, the Company acquired the rights to the Insituform CIPP Process and NuPipe® process for the states of New York and New Jersey, through the purchase of all of the shares of the capital stock in Insituform Metropolitan, Inc. and the operating assets of certain of its affiliates. The Company paid the sellers an aggregate of $5.0 million in cash, in addition to assuming operating liabilities of the acquired business. The acquisition was accounted for by the purchase method and resulted in goodwill of $4.8 million.

4. DISCONTINUED OPERATIONS:

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company elected to early adopt the provisions of SFAS No. 144 for the year ended December 31, 2001. SFAS No. 144 supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to be disposed of" and provides a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 clarifies certain provisions related to SFAS No. 121 and expands the use of discontinued operations to all components of a business for which separate results of operations can be identified.

In 2001, the Company made the decision to sell certain operations acquired in the Kinsel transaction. Accordingly, the Company classified as discontinued the wastewater treatment plant, commercial construction and highway operations acquired as part of the Kinsel acquisition. These operations are not consistent with the Company's operating strategy of providing differentiated trenchless rehabilitation and tunneling services. The Company completed the sale of the wastewater treatment plant effective January 1, 2002. The Company received $1.5 million in cash and a $2.0 million note for a total sale price of $3.5 million, resulting in a slight loss on the sale. See Note 16 for a related subsequent event. During the third quarter of 2002, the Company sold the heavy highway construction business for $2.6 million in cash and $1.5 million in notes, resulting in a pre-tax gain of $1.5 million, or $0.9 million after-tax, which is reflected in income (loss) from discontinued operations in the table below. The Company completed the sale of certain assets and contracts of the Kinsel highway maintenance business during the fourth quarter of 2002 for certain assumed liabilities, $1.4 million in cash and a $1.5 million subordinated note, with no material gain or loss for the sale. Pursuant to the terms of the sale agreements described above, the Company retained responsibility for some uncompleted jobs, which has resulted in the absorption of additional trailing costs. The Company expects to substantially complete these jobs in the second quarter of 2003. This completes the disposition of all material assets classified as discontinued pursuant to the acquisition of Kinsel. See Note 16 for discussion of the Kinsel escrow settlement subsequent to December 31, 2002.

For the twelve months ended December 31, 2002, including an after-tax gain of $0.9 million on the sale of the heavy highway business, discontinued operations lost $5.9 million on $22.6 million in revenues. As of December 31, 2002 and December 31, 2001, assets held for disposal totaled $7.9 million and $32.0 million, respectively, and included $0.7 million and $7.6 million of unbilled receivables, respectively. Assets held for disposal also included $2.0 million in retainage receivables, $0.5 million of trade accounts receivable, $4.2 million of prepaid assets, and notes receivable, and $0.5 million of fixed assets at December 31, 2002. Liabilities related to discontinued operations totaled $3.3 million and $9.5 million at December 31, 2002 and 2001, respectively. The results of operations for the discontinued operations are as follows (in thousands):

	2002	2001
REVENUES:		
Wastewater Treatment Plant	$ 37	$ 26,336
Commercial Construction and Highway Operations	22,524	30,576
	$ 22,561	$ 56,912
INCOME (LOSS) FROM DISCONTINUED OPERATIONS:		
Wastewater Treatment Plant, net of tax benefit of $1,153 and tax of $230, respectively	$ (1,842)	$ 354
Commercial Construction and Highway Operations, net of tax benefit of $2,521 and $277, respectively	(4,027)	(426)
	$ (5,869)	$ (72)

5. RESTRUCTURING:

In the third quarter of 2002, the Company recorded a pre-tax restructuring charge of $2.5 million ($1.5 million after-tax), $1.3 million of which was severance costs associated with the elimination of 75 salaried positions, primarily related to administrative and other overhead functions. An additional $1.2 million involved related decisions for information technology asset write-downs, lease cancellations, and disposal of certain identifiable fixed assets primarily at the corporate level. As of December 31, 2002, the remaining liability on this restructuring was $1.1 million, of which $0.8 million relates to future severance costs and $0.4 million relates to retirement of equipment, both of which are expected to be substantially settled in 2003.

In the fourth quarter of 2001, the Company recorded a pre-tax restructuring charge of $4.1 million ($2.5 million after tax), $0.9 million of which is severance costs associated with the elimination of 112 company-wide positions specifically identified as of December 31, 2001. An additional $3.2 million of the charge relates to asset write-downs, lease cancellations and other costs associated with the closure of eight facilities in the United States and the disposal of the associated assets. As of December 31, 2002, the remaining liability was $0.5 million, $0.3 million of which is for retirement of equipment, and $0.2 million relates to facilities closure costs, both of which are expected to be substantially settled in 2003.

The following table illustrates each of the restructuring reserve components and the related balances at December 31, 2002 (in thousands):

	Balance at December 31, 2002	2002 Reserve	Charged during 2002		Balance at December 31, 2002
			Cash	Non-Cash	
2001 Reserve					
Severance	$ 844		$ (844)	$ -	$ -
Equipment	616		(122)	(237)	257
Facility	1,702		(1,171)	(302)	229
Total	$ 3,162		$ (2,137)	$ (539)	486
2002 Reserve					
Severance	$ -	$ 1,258	$ (465)	$ -	$ 793
Equipment	-	1,200	(852)	-	348
Total	$ -	$ 2,458	$ (1,317)	$ -	$ 1,141

6. INTANGIBLE ASSET IMPAIRMENT:

During the third quarter of 2002, the Company determined that certain patent, trademark, license and non-compete intellectual property assets had become impaired due to recent business decisions and other circumstances. No further bidding or work was performed during 2002 that related to any of the intangible assets determined to be impaired. The impairment analysis was conducted in accordance with SFAS 144, which the Company early adopted in 2001, and included an assessment of future undiscounted cash flows expected to be generated from the intangible assets. The impact of the impairment charge was $3.5 million ($2.2 million after tax).

7. SUPPLEMENTAL BALANCE SHEET INFORMATION:

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Activity in the allowance for doubtful accounts is summarized as follows for the years ended December 31 (in thousands):

	2002	2001	2000
Balance, at beginning of year	$ 2,208	$ 2,067	$ 3,096
Charged to expense	503	537	442
Write-offs and adjustments	(536)	(396)	(1,471)
Balance, at end of year	$ 2,175	$ 2,208	$ 2,067

COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Costs and estimated earnings on uncompleted contracts consist of the following at December 31 (in thousands):

	2002	2001
Costs incurred on uncompleted contracts	$ 269,968	$ 230,004
Estimated earnings	73,351	61,859
	343,319	291,863
Less- Billings to date	(312,631)	(276,201)
	$ 30,688	$ 15,662
Included in the accompanying balance sheets:		
Costs and estimated earnings in excess of billings	$ 36,680	$ 23,719
Billings in excess of costs and estimated earnings	(5,992)	(8,057)
	$ 30,688	$ 15,662

Costs and estimated earnings in excess of billings represent work performed which either due to contract stipulations or lacking contractual documentation needed, could not be billed. Substantially all unbilled amounts are expected to be billed and collected within one year. Retainage due after one year is approximately $6.8 million at December 31, 2002.

INVENTORIES

Inventories are summarized as follows at December 31 (in thousands):

	2002	2001
Raw materials and supplies	$ 908	$ 710
Work-in-process	3,665	4,958
Finished products	1,449	1,750
Construction materials	6,780	6,653
Allowance for excess and obsolescence	(400)	(359)
	$ 12,402	$ 13,712

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31 (in thousands):

	Estimated Useful Lives (Years)	2002	2001
Land and land improvements		$ 9,681	$ 9,336
Buildings and improvements	5 – 40	25,768	25,342
Machinery and equipment	4 – 10	109,337	94,368
Furniture and fixtures	3 – 10	13,429	11,300
Autos and trucks	3 – 10	5,126	5,208
Construction in progress		2,561	6,839
		165,902	152,393
Less- Accumulated depreciation		(94,323)	(83,846)
		$ 71,579	$ 68,547

OTHER ASSETS

Other assets are summarized as follows at December 31 (in thousands):

	2002	2001
Licenses	$ 1,387	$ 2,154
Patents and trademarks	2,046	5,510
Investment in licensees, affiliates, and subsidiaries	6,412	6,495
Deferred income taxes	1,734	-
Non-compete agreements	2,615	117
Other	3,557	3,781
	$ 17,751	$ 18,057

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at December 31 (in thousands):

	2002	2001
Accounts payable – trade	$ 46,487	$ 43,905
Compensation and profit sharing	6,431	6,153
Interest	2,777	3,039
Warranty	590	27
Other	13,491	15,178
	$ 69,776	$ 68,302

8. ACQUIRED INTANGIBLE ASSETS AND GOODWILL:

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This statement also provides that certain intangible assets deemed to have an indefinite useful life, such as goodwill, should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. SFAS 142 is effective for fiscal periods beginning after December 15, 2001. The Company adopted SFAS 142 on January 1, 2002, at which time amortization of goodwill ceased and a transitional impairment test was performed. The annual impairment test for goodwill was performed in the fourth quarter of 2002. Management retained an independent party to perform a valuation of the Company's reporting units as of these dates and determined that no impairment of goodwill existed.

Changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows (in thousands):

	Rehabilitation	Tunneling	Total
Balance as of December 31, 2001	$ 117,251	$ -	$ 117,251
Reassignment of goodwill due to adoption of SFAS 142	4,792	-	4,792
Goodwill acquired as part of Elmore purchase	-	8,892	8,892
Impact of foreign exchange rates	97	-	97
Balance as of December 31, 2002	$ 122,140	$ 8,892	$ 131,032

Intangible assets are as follows (in thousands):

	As of December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Patents and trademarks	$ 13,943	$ (11,897)
License agreements	3,264	(1,877)
Non-compete agreements	4,628	(2,013)
Total	$ 21,835	$ (15,787)

Aggregate amortization expense:	
For twelve months ended December 31, 2002	1,433
Estimated amortization expense:	
For year ended December 31, 2003	$ 1,166
For year ended December 31, 2004	1,072
For year ended December 31, 2005	730
For year ended December 31, 2006	725
For year ended December 31, 2007	332

The effect of the adoption of SFAS 142 on reported net income was as follows (in thousands, except per share information):

	Twelve Months Ended December 31,		
	2002	2001	2000
Reported income from continuing operations	$ 28,560	$ 24,940	$ 34,960
Add: Goodwill amortization related to continuing operations, net of tax	-	3,794	2,282
Adjusted income from continuing operations	$ 28,560	$ 28,734	$ 37,188
Reported net loss from discontinued operations	(5,869)	(72)	-
Add: Goodwill amortization related to discontinued operations, net of tax	-	126	-
Adjusted net income	$ 22,691	$ 28,788	$ 37,188
Basic earnings per share:			
Reported income from continuing operations	$ 1.08	$ 0.94	$ 1.41
Add: Goodwill amortization related to continuing operations, net of tax	-	0.14	0.09
Adjusted income from continuing operations	$ 1.08	$ 1.09	$ 1.50
Reported net loss from discontinued operations	(0.22)	-	-
Add: Goodwill amortization related to discontinued operations, net of tax	-	-	-
Adjusted net income	$ 0.86	$ 1.09	$ 1.50
Diluted earnings per share:			
Reported income from continuing operations	$ 1.07	$ 0.93	$ 1.37
Add: Goodwill amortization related to continuing operations, net of tax	-	0.14	0.09
Adjusted income from continuing operations	$ 1.07	$ 1.07	$ 1.46
Reported net loss from discontinued operations	(0.22)	-	-
Add: Goodwill amortization related to discontinued operations, net of tax	-	-	-
Adjusted net income	$ 0.85	$ 1.07	$ 1.46

9. LONG-TERM DEBT AND LINE OF CREDIT:

Long-term debt and line of credit consisted of the following at December 31 (in thousands):

	2002	2001
7.88% Senior Notes, payable in $15,715 annual installments beginning February 2001 through 2007, with interest payable semiannually	$ 78,570	$ 94,285
Line of credit facility	26,000	15,913
5.5% bank term loan, Euro 5.7 million, payable in seven equal annual installments through July 2006, with interest payable quarterly	3,398	3,618
Other notes, including capital leases, interest rates from 5.0% to 10.5%	8,406	10,255
	116,374	124,071
Less- Current maturities	(49,360)	(35,218)
	$ 67,014	$ 88,853

The 7.88% Senior Notes may be prepaid at the Company's option, in whole or in part, at any time, together with a make-whole premium, and upon specified change in control events each holder has the right to require the Company to purchase its Senior Notes without any premium thereon. The agreements obligate the Company to comply with certain financial ratios and restrictive covenants that, among other things, place limitations on operations and sales of assets by the Company or its subsidiaries, and limit the ability of the Company to incur secured indebtedness and liens. Such agreements also obligate the Company's subsidiaries to provide guarantees to the holders of the Senior Notes if guarantees are given by them to certain other lenders. The Company was in compliance with all debt covenants at December 31, 2002.

During 2000, the Company obtained a line of credit facility with the capacity to borrow up to $50 million. The commitment fee paid per annum by the Company is 0.2% on the unborrowed balance. The Company is obligated to comply with certain financial ratios, and restrictive covenants, which mirror the Senior Note agreements. This line of credit facility expires March 31, 2003. The interest rates under this facility vary and are based on the prime rate. As of December 31, 2002, the rate was 2.19%. The unused availability on the line of credit facility as of December 31, 2002 was $18.8 million. See Note 16 regarding subsequent event for refinancing of the credit facility.

At December 31, 2002 and 2001, the estimated fair value of the Company's long-term debt was approximately $118.2 million and $124.4 million, respectively. Fair value was estimated using discounted market rates for debt of similar risk and maturity.

Principal payments required to be made for each of the next five years and thereafter are summarized as follows (in thousands):

Year	Amount
2003	$ 49,360*
2004	17,377
2005	17,007
2006	16,764
2007	15,822
After 2007	44
Total	$ 116,374

*Includes refinancing of prior credit facility.

10. STOCKHOLDERS' EQUITY:

STOCK OPTION PLANS

The 2001 Employee Equity Incentive Plan (the "Employee Incentive Plan") provides for the granting to employees of stock-based awards, including (a) stock appreciation rights, (b) restricted shares of common stock, (c) performance awards, (d) stock options and (e) stock units. The maximum number of shares of common stock which currently may be issued under the Employee Incentive Plan is 1,000,000. The Employee Incentive Plan is administered by the Compensation Committee of the Board of Directors, which determines the eligibility, timing, pricing, amount, vesting and other terms and conditions of awards, including stock option awards. The Company accounts for options granted under this plan in accordance with APB 25. The exercise price of each option issued under the 2001 Employee Incentive Plan, equals the closing market price of the Company's stock on the date of grant and, therefore, the Company makes no charge to earnings with respect to these options. Stock options, issued under the 2001 Employee Incentive Plan, generally vest over three years (with 25% vesting upon grant) and have an expiration date of up to five to ten years after the date of grant.

The 2001 Non-Employee Director Equity Incentive Plan (the "Non-Employee Director Incentive Plan") provides for the granting of stock options to non-employee directors. The total number of shares of common stock available for issuance under the Non-Employee Director Incentive Plan is 200,000. The Non-Employee Director Incentive Plan is administered by the Board of Directors. Under the terms of the Non-Employee Director Incentive Plan, each non-employee director receives a stock option to purchase shares of common stock each year on the date of the Annual Meeting of Stockholders (or promptly thereafter, as determined by the Board), provided that such director continues to be a non-employee director following such Annual Meeting. The purchase price per share of common stock for which each option is exercisable is the fair market value per share of common stock on the date the option is granted.

Each option granted under the Non-Employee Director Incentive Plan is fully vested and exercisable immediately, and expires not later than ten years from the date of the grant.

Under the 1992 Employee Stock Option Plan (the "Employee Plan") and Director Stock Option Plan (the "Director Plan"), the Company was authorized to grant options to its employees and directors not to exceed 2,850,000 and 1,500,000 shares of common stock, respectively. No options are to be granted under the Employee Plan or the Director Plan since the adoption of the Employee Incentive Plan and the Non-Employee Director Incentive Plan. The plans were administered by the Board of Directors, which determined the timing of awards, individuals granted awards, the number of options awarded and the price, vesting schedule and other conditions of the options. The exercise price of each option equaled the closing market price of the Company's stock on the date of grant and, therefore, the Company made no charge to earnings with respect to these options. Options generally vest over three years (with 25% vesting upon grant) and have an expiration date of up to five to ten years after the date of grant.

In accordance with SFAS No. 123, the Company has estimated the fair value of each option grant using the Black-Scholes option-pricing model and has included in Note 2 a table illustrating the effect on net income and earnings per share had the Company applied the fair value recognition provisions. The following weighted average assumptions were used for the grants in 2002, 2001, and 2000, respectively: expected volatility of 64%, 75%, and 62%; risk-free interest rates of 3.8%, 4.8%, and 5.1%; expected lives of six, seven and five years and no dividends.

The following tables summarize information about options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.00 to $ 10.00	139,895	4.6 years	$ 8.76	139,895	$ 8.76
$ 10.00 to $ 20.00	393,171	3.9 years	$ 14.39	387,421	$ 14.36
$ 20.00 and above	1,617,903	6.3 years	$ 27.11	915,097	$ 27.69
	2,150,969	5.8 years	$ 23.59	1,442,413	$ 22.28

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,857,302	$22.50	1,743,002	$18.10	1,478,829	$12.14
Granted	676,471	23.88	656,463	29.02	630,100	28.99
Exercised	(205,280)	12.26	(418,588)	14.46	(364,708)	12.83
Forfeited	(177,524)	25.99	(123,575)	22.20	(1,219)	10.84
Options outstanding, end of year	2,150,969	$23.59	1,857,302	$22.50	1,743,002	$18.09
Options exercisable, end of year	1,442,413	$22.28	1,052,779	$19.36	913,824	$15.10
Weighted average fair value of options granted	$ 14.26		$ 21.26		$ 16.58	

At December 31, 2002, 2,667,994 shares of common stock were reserved pursuant to stock option plans.

For SFAS 123 disclosure purposes (as presented in Note 2), the weighted average fair value of stock options is required to be based on a theoretical option-pricing model such as the Black-Scholes method. In actuality, because the Company's employee stock options are not traded on an exchange and are subject to vesting periods, the disclosed fair value represents only an approximation of option value based solely on historical performance. Employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of the Company's stock over time. Such an increase in stock price benefits all stockholders commensurately.

SHAREHOLDERS' RIGHTS PLAN

In February 2002, the Company's Board of Directors adopted a Shareholder Rights Plan. Pursuant to the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock, $.01 par value ("Common Stock"), payable to the Company's stockholders of record as of March 13, 2002. Each Right, when exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of a new series of voting preferred stock, designated as Series A Junior Participating Preferred Stock, $0.10 par value, at an exercise price of $116.00 per one one-hundredth of a share.

The Rights will trade in tandem with the Common Stock until ten days after a "distribution event" (i.e., the announcement of an intention to acquire or the actual acquisition of 20% or more of the outstanding shares of Common Stock), at which time the Rights would become exercisable. Upon exercise, the holders of the Rights (other than the person who triggered the distribution event) will be able to purchase for the exercise price shares of Common Stock having the then market value of two times the aggregate exercise price of the rights. The rights expire on March 12, 2012, unless redeemed, exchanged or otherwise terminated at an earlier date.

11. OTHER INCOME (EXPENSE):

Other income (expense) was comprised of the following for the year ended December 31 (in thousands):

	2002	2001	2000
Investment income	$ 1,898	$ 2,226	$ 3,493
Gain on sale of real estate	1,225	-	-
Other	(68)	83	239
	$ 3,055	$ 2,309	$ 3,732

During 2002, the Company disposed of a real estate investment acquired with Kinsel for proceeds of $1.9 million and a gain of $1.2 million, included in the table above

12. TAXES ON INCOME:

Income from continuing operations before taxes on income is as follows for the years ended December 31 (in thousands):

	2002	2001	2000
Domestic	$ 38,464	$ 28,871	$ 46,801
Foreign	6,863	10,864	10,550
Total	$ 45,327	$ 39,735	$ 57,351

Provisions for taxes on income from continuing operations consist of the following components for the years ended December 31 (in thousands):

	2002	2001	2000
Current:			
Federal	$ 15,578	$ 8,320	$ 14,844
Foreign	3,935	4,822	4,454
State	2,302	1,620	2,292
	$ 21,815	$ 14,762	$ 21,590
Deferred:			
Federal	(3,705)	580	727
Foreign	(247)	247	249
State	(412)	64	81
	$ (4,364)	$ 891	$ 1,057
Total Tax Provision	$ 17,451	$ 15,653	$ 22,647

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	2002	2001	2000
Income taxes at U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Increase in taxes resulting from:			
State income taxes, net of federal income tax benefit	3.5	3.2	3.6
Amortization of intangibles	(1.5)	2.4	1.3
Effect of foreign income taxed at foreign rates	0.5	(0.1)	.3
Other	1.0	(1.1)	(0.7)
Total taxes on income	38.5%	39.4%	39.5%

Net deferred taxes consist of the following at December 31 *(in thousands)*:

	2002	2001
Deferred income tax assets:		
Foreign tax credits and net operating loss carryforwards	$ 1,527	$ 1,183
Accrued expenses	4,918	2,597
Other	1,679	1,143
Total deferred income tax assets	8,124	4,923
Deferred income tax liabilities:		
Property, plant and equipment	(4,855)	(4,114)
Other	(1,535)	(3,438)
Total deferred income tax liabilities	(6,390)	(7,552)
Net deferred income tax assets (liabilities)	$ 1,734	$ (2,629)

Subject to the future taxable income on certain of the Company's subsidiaries, the Company's various foreign tax credits and net operating loss carryforwards have varying expiration dates. Management believes that these deferred tax assets will be realized in future periods and no valuation allowance or additional tax reserves are required at December 31, 2002.

13. CHANGES IN OPERATING ASSETS:

	2002	2001	2000
Receivables	$ (9,921)	$ (6,054)	$ (27,439)
Inventories	1,313	4,761	(5,727)
Prepaid expenses and other assets	(2,414)	(1,530)	5,383
Accounts payable and accrued expenses	(8,635)	(5,228)	18,180
	$ (19,657)	$ (8,051)	$ (9,603)

14. COMMITMENTS AND CONTINGENCIES:

LEASES

The Company leases a number of its administrative operations facilities under noncancellable operating leases expiring at various dates through 2020. In addition, the Company leases certain construction, automotive and computer equipment on a multiyear, monthly or daily basis. During the fourth quarter of 2002, the Company entered into an arrangement for the sale-leaseback of a tunnel boring machine ("TBM"). Future rent expense on the TBM operating lease will be $1.7 million annually, extending for 7 years and is included in the minimum lease payments presented below. No material gain or loss resulted from the sale-leaseback transaction in 2002. Rent expense under all operating leases for 2002, 2001 and 2000 was $18.6 million, $22.3 million and $17.7 million, respectively. Rental expense paid to related parties was $600,000, $453,500 and $392,750 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the Company had under lease equipment with an original market value of approximately $53.0 million.

At December 31, 2002, the future minimum lease payments required under the noncancellable operating leases were as follows (in thousands):

Year	Minimum Lease Payments
2003	$ 13,531
2004	9,386
2005	6,062
2006	4,470
2007	3,952
After 2007	7,071
Total	$ 44,472

LITIGATION

The Company is involved in certain litigation incidental to the conduct of its business. In the Company's opinion, none of these proceedings will have a material adverse effect on the Company's financial position, results of operations and liquidity. During the third quarter of 2002, a Company crew had an accident on a cured-in-place pipe project in Des Moines, Iowa. Two workers died and five workers were injured in the accident. In January 2003, the Company received notice of multiple claims, totaling more than $3.5 million, from the buyer of the former Kinsel wastewater treatment division. The claims arise out of the February 2002 sale of Kinsel wastewater treatment division and allege the valuation of the assets sold was overstated. No litigation has been commenced. The financial statements include the estimated amounts of liabilities that are likely to be incurred from these and various other pending litigation and claims.

RETIREMENT PLANS

Substantially all of the Company's employees are eligible to participate in the Company sponsored defined contribution savings plan, which is a qualified plan under the requirements of Section 401(k) of the Internal Revenue Code. Total contributions to the domestic plan were $1.7 million, $1.5 million and $4.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In addition, certain foreign subsidiaries maintain various other defined contribution retirement plans. Company contributions to such plans for the years ended December 31, 2002, 2001 and 2000, were $224,718, $214,552 and $352,000, respectively.

GUARANTEES

The Company has entered into several contractual joint ventures to develop joint bids on contracts for its installation businesses, and for tunneling operations. In these cases, the Company could be required to complete the partner's portion of the contract if the partner is unable to complete its portion. The Company is at risk for any amounts for which the Company itself could not complete the work and for which a third party contractor could not be located to complete the work for the amount awarded in the contract. The Company has not experienced material adverse results from such arrangements and foresees no future material adverse impact on financial position, results of operations or cash flows. As a result, the Company has not recorded a liability on the balance sheet associated with this risk.

The Company has many contracts that require the Company to indemnify the other party against loss from claims of patent or trademark infringement. The Company also indemnifies its bonding agents against losses from third party claims of subcontractors. The Company has not experienced material losses under these provisions and foresees no future material adverse impact on financial position, results of operations or cash flows.

15. SEGMENT AND GEOGRAPHIC INFORMATION:

The Company has principally three operating segments: rehabilitation, tunneling and TiteLiner. The segments were determined based upon the types of products sold by each segment and each is regularly reviewed and evaluated separately. The rehabilitation segment provides trenchless methods of rehabilitating sewers, pipelines and other conduits using a variety of technologies including the Insituform CIPP Process, pipebursting, microtunneling, and sliplining. The tunneling segment engages in tunneling used in the installation of new underground services, large diameter microtunneling and sliplining, and the TiteLiner segment provides a method of lining steel lines with a corrosion and abrasion resistant pipe. These operating units represent strategic business units that offer distinct products and services and serve different markets.

The following disaggregated financial results have been prepared using a management approach, which is consistent with the basis and manner with which management internally disaggregates financial information for the purpose of assisting in making internal operating decisions. The Company evaluates performance based on standalone operating income.

There were no customers which accounted for more than 10% of the Company's revenues during each of the three years ended December 31, 2002.

Financial information by segment was as follows at December 31 (in thousands):

	2002	2001	2000
Revenues:			
Rehabilitation	$ 377,674	$ 369,219	$ 325,773
Tunneling	86,297	49,019	46,866
TiteLiner	16,387	27,072	36,795
Total revenues	$ 480,358	$ 445,310	$ 409,434
Operating income:			
Rehabilitation	$ 35,208	$ 36,191	$ 48,997
Tunneling	12,165	5,754	5,858
TiteLiner	2,810	4,820	8,111
Total operating income	$ 50,183	$ 46,765	$ 62,966
Total assets:			
Rehabilitation	$ 315,377	$ 311,949	$ 244,383
Tunneling	63,218	30,346	18,422
TiteLiner	6,204	12,523	16,531
Corporate	80,305	76,770	75,638
Discontinued	7,909	32,034	0
Total assets	$ 473,013	$463,622	$ 354,974
Capital expenditures:			
Rehabilitation	$ 6,093	$ 8,474	$ 17,053
Tunneling	12,941	6,045	2,564
TiteLiner	353	61	1,381
Corporate	2,395	2,058	9,210
Total capital expenditures	$ 21,782	$ 16,638	$ 30,208
Depreciation and amortization:			
Rehabilitation	$ 10,035	$ 16,893	$ 12,482
Tunneling	2,570	1,292	1,498
TiteLiner	880	1,136	2,034
Corporate	2,345	2,062	2,666
Total depreciation and amortization	$ 15,830	$ 21,383	$ 18,680

Financial information by geographic area was as follows at December 31 (in thousands):

	2002	2001	2000
Revenues:			
United States	$ 408,218	$ 361,194	$ 333,246
Canada	19,339	23,482	22,199
Other Foreign	52,801	60,634	53,989
Total revenues	$ 480,358	$ 445,310	$ 409,434
Operating income:			
United States	$ 43,502	$ 39,003	$ 55,326
Canada	2,616	3,714	3,674
Other Foreign	4,065	4,048	3,966
Total operating income	$ 50,183	$ 46,765	$ 62,966
Long-lived assets:			
United States	$ 70,924	$ 63,467	$ 67,224
Canada	2,772	2,969	4,942
Other Foreign	15,634	20,168	15,692
Total long-lived assets	$ 89,330	$ 86,604	$ 87,858

16. SUBSEQUENT EVENTS:

KINSEL SETTLEMENT

The Company made various claims against the former shareholders of Kinsel, arising out of the February 2001 acquisition of Kinsel and Tracks. Those claims were settled in March 2003 without litigation. Under the terms of the settlement, 18,891 shares of Company common stock and all of the promissory notes, totaling $5,350,000 in principal (together with all accrued and unpaid interest), issued to former Kinsel shareholders in connection with the acquisition, are to be returned to the Company from the claim collateral escrow account established at the time of the acquisition. The remaining 56,672 shares of Company common stock held in the escrow account are to be distributed to the former Kinsel shareholders. The settlement of the escrow account primarily relates to matters associated with Kinsel operations which have been sold and are presented as discontinued operations.

As a result of this settlement, the Company expects to record income, net of taxes, of approximately $1.9 million in the first quarter of 2003, the substantial portion of which will be reflected in discontinued operations.

EIG CLAIM

In January 2003, the Company received notice of multiple claims, totaling more than $3.5 million, from the buyer of the former Kinsel wastewater treatment division. The claims arise out of the February 2002 sale of the Kinsel wastewater treatment division and allege the valuation of the assets sold was overstated. No litigation has been commenced.

CREDIT FACILITY

Effective March 27, 2003, the Company entered into a new three-year bank revolving credit facility to replace its expiring bank credit facility. This new facility provides the Company with borrowing capacity of up to $75 million. The quarterly commitment fee ranges from 0.2% to 0.3% per annum on the unborrowed balance depending on the leverage ratio determined as of the last day of the Company's preceding fiscal quarter. At the Company's option, the interest rates will be either (i) the LIBOR plus an additional percentage that varies from 0.75% to 1.5% depending on the leverage ratio or (ii) the higher of (a) the prime rate or (b) the federal funds rate plus 0.50%. As of March 27, 2003, the interest rate on the credit facility was 4.25% and the balance was $40.0 million.

SENIOR NOTES

The Company expects to place additional unsecured senior notes in the maximum principal amount of $65 million with certain institutional investors through a private offering made by the Company during the second quarter of 2003.

17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

(In thousands, except per share data)	1st	2nd	3rd	4th
Year ended December 31, 2002:				
Revenues	$ 111,176	$ 118,488	$ 125,523	$ 125,171
Operating income	11,216	14,256	9,081	15,630
Income from continuing operations	5,905	8,238	5,665	8,752
Loss from discontinued operations	(1,602)	(927)	(788)	(2,552)
Net income	4,303	7,311	4,877	6,200
Basic earnings per share:				
Income from continuing operations	$ 0.22	$ 0.31	$ 0.21	$ 0.33
Loss from discontinued operations	(0.06)	(0.03)	(0.03)	(0.10)
Net income	$ 0.16	$ 0.28	$ 0.18	$ 0.23
Diluted earnings per share:				
Income from continuing operations	$ 0.22	$ 0.31	$ 0.21	$ 0.33
Loss from discontinued operations	(0.06)	(0.03)	(0.03)	(0.10)
Net income	$ 0.16	$ 0.27	$ 0.18	$ 0.23
Year ended December 31, 2001:				
Revenues	$ 98,850	$ 118,071	$ 112,310	$ 116,079
Operating income	9,359	19,779	7,804	9,823
Income from continuing operations	4,542	11,081	3,895	5,422
Income (loss) from discontinued operations	84	356	106	(618)
Net income	4,626	11,437	4,001	4,804
Basic earnings per share:				
Income from continuing operations	$ 0.18	$ 0.41	$ 0.15	$ 0.20
Income (loss) from discontinued operations	-	0.01	-	(0.02)
Net income	$ 0.18	$ 0.43	$ 0.15	$ 0.18
Diluted earnings per share:				
Income from continuing operations	$ 0.17	$ 0.40	$ 0.14	$ 0.20
Income (loss) from discontinued operations	-	0.01	-	(0.02)
Net income	$ 0.18	$ 0.42	$ 0.15	$ 0.18

report of management

Management is responsible for the preparation, integrity and objectivity of financial information included in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, and are prepared with the assistance of specialists within and outside the Company, actual results could differ from those estimates.

Management has established and maintains an internal control structure to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements and that such financial statements are not misstated due to material fraud or error. Internal controls include the careful selection of associates, the proper segregation of duties and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this system is an internal audit program.

Management continually reviews, modifies and improves its systems of accounting and controls in response to changes in business conditions and operations and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the Company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. This standard is described in the Company's policies on business conduct, which are publicized throughout the Company.

The Board of Directors, through its Audit Committee comprised of independent directors, is responsible for overseeing that both management and the independent accountants fulfill their respective responsibilities relative to the financial statements. Moreover, the independent accountants have full and free access to meet with the Audit Committee, with or without management present, to discuss auditing or financial reporting matters.



A.W.(Tony) Hooper
Chairman, President and Chief Executive Officer



Joseph A. White
Vice President—Chief Financial Officer

report of independent public accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF INSITUFORM TECHNOLOGIES, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Insituform Technologies, Inc. and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of Insituform Technologies, Inc. as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements dated February 1, 2002, before the revision described in Note 8.

As discussed above, the consolidated financial statements of Insituform Technologies, Inc. as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. As described in Note 8, these financial statements have been revised to include the transitional disclosures required by Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of January 1, 2002. We audited the transitional disclosures described in Note 8. In our opinion, the transitional disclosures for 2001 and 2000 in Note 8 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.



PricewaterhouseCoopers LLP

St. Louis, Missouri
January 28, 2003, except for Note 16
which is as of March 28, 2003

report of independent public accountants

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF INSITUFORM TECHNOLOGIES, INC.:

We have audited the accompanying consolidated balance sheets of Insituform Technologies, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insituform Technologies, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

St. Louis, Missouri,
February 1, 2002

corporate information

DIRECTORS

ROBERT W. AFFHOLDER
Senior Executive Vice President, Insituform Technologies, Inc.

PAUL A. BIDDELMAN
President, Hanseatic Corporation

STEPHEN P. CORTINOVIS
Partner, Bridley Capital Partners

JOHN P. DUBINSKY
Pesident and Chief Executive Officer,
Westmoreland Associates, LLC

JUANITA H. HINSHAW
Senior Vice President and Chief Financial Officer,
Graybar Electric Co, Inc.

ANTHONY W. HOOPER
Chairman of the Board and Chief Executive Officer,
Insituform Technologies, Inc.

THOMAS N. KALISHMAN
Private Investor

SHELDON WEINIG
Adjunct Professor, Columbia University and State University of New York at Stony Brook

ALFRED L. WOODS
President, Woods Group

OFFICERS OF INSITUFORM TECHNOLOGIES®, INC.

ANTHONY W. HOOPER
Chairman of the Board and Chief Executive Officer

ROBERT W. AFFHOLDER
Senior Executive Vice President

JOSEPH A. WHITE
Vice President—Chief Financial Officer

CARROLL W. SLUSHER
Vice President—North America

THOMAS A. A. COOK
Vice President—General Counsel

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, Missouri 63101

TRANSFER AGENT & REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

FORM 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission is available without charge upon request. Requests should be directed to the Company's investor relations department at 17988 Edison Avenue, Chesterfield, MO 63005.

PRICE RANGE OF SECURITIES
The Company's Class A Common Stock is traded in the over-the-counter market under the symbol "INSU". The following table sets forth the range of quarterly high and low sales prices commencing after December 31, 2000, as reported on The Nasdaq Stock Market®. Quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions.

Period	High	Low
2002:		
First Quarter	$ 26.93	$ 19.60
Second Quarter	28.80	17.75
Third Quarter	21.81	13.28
Fourth Quarter	20.18	12.67
2001:		
First Quarter	$ 41.06	$ 26.88
Second Quarter	37.50	26.48
Third Quarter	43.20	12.60
Fourth Quarter	26.80	16.39

As of April 1, 2003, the number of record holders of the Company's Common Stock was 1,098.

insituform. more than before.



Insituform
Technologies®, Inc.

www.insituform.com®

Insituform Technologies®, Inc.
702 Spirit 40 Park Drive
Chesterfield, MO 63005
(636) 530-8000